

Hamilton Beach Brands Holding Company | 2025 Annual Report





About The Company

Hamilton Beach Brands Holding Company is a leading designer, marketer, and distributor of a wide range of brand name small electronic household and specialty housewares appliances, commercial products for restaurants, fast food chains, bars, and hotels, and a provider of connected devices and software for home healthcare management.

Our owned consumer brands include Hamilton Beach®, Proctor Silex®, and Weston®, as well as premium brands Hamilton Beach Professional® and Lotus®.

Our owned commercial brands include Hamilton Beach Commercial® and Proctor Silex Commercial®.

We license brands for CHI® premium garment care products and Clorox™ home appliances. We have multiyear agreements to design, sell, market, and distribute Numilk® plant-based milk makers and Sunkist® commercial juicers and sectionizers.

Our Hamilton Beach Health® subsidiary, which owns HealthBeacon, is expanding the Company's presence in the home health and medical market. HealthBeacon develops connected devices that enable patients with chronic conditions to manage their injectable medication regimens at home, and it provides other health services.

Our leading portfolio of iconic consumer brands offers good, better, best product assortments across a wide range of price points. We participate in more than 50 product categories. Our brands have a strong presence in all the retail channels where consumers buy small kitchen appliances, including the fast-growing ecommerce channel.

The principal market for our consumer products is North America, including the United States, Canada, Mexico, and Latin America. Our commercial products are sold globally to food service and hospitality customers around the world. Our home healthcare products are sold globally.

OUR PORTFOLIO OF LEADING BRANDS





















Hamilton Beach
proctor silex
Hamilton Beach Professional
Weston
Lotus
Sunkist Foodservice Equipment
CHI®
Clorox™
Numilk
Hamilton Beach Commercial
Proctor Silex Commercial
Hamilton Beach Health
HealthBeacon – A Hamilton Beach Health Company

OUR VISION

Achieve leadership positions in consumer, commercial and health appliances with our preferred portfolio of brands and products.

OUR MISSION

Deliver profitable growth from innovative solutions that improve everyday living.

Registered Trademarks: Sunkist® – Sunkist Growers, Inc.; CHI® - Farouk Systems, Inc.; Clorox® – The Clorox Company; Numilk® - Plant Tap, Inc.

To Our Shareholders

As I look back on 2025, I'm proud of how we performed in a year that tested us in ways we haven't seen before. It was one of the most complicated operating environments in our history. Tariff disruptions were significant and unpredictable, and retailer purchasing patterns shifted quickly. Despite these conditions, Hamilton Beach Brands remained disciplined, showing resilience and agility, absorbing what we had to, cutting what we should, and continuing to invest in our long-term strategy. The work our team did this year strengthened the business and positions us for a return to profitable growth in 2026.

2025 Performance Overview

The year began with significant headwinds. Tariffs moved quickly and sharply, at one point reaching 145% in the second quarter. In response, many U.S. retailers paused ordering, particularly in April and May. Even so, full-year revenue declined only 7.3% compared to 2024, reflecting strong brands, a more diversified supply chain, and disciplined execution.

We entered the year prepared. By early 2025, we had already mitigated approximately 35% of our annual tariff exposure. As conditions evolved, we continued diversifying manufacturing, adjusted prices where necessary, activated a foreign trade zone at our Byhalia distribution center, and managed costs with focus, demonstrating our commitment to operational rigor and proactive risk management.

Our 2025 performance reflected both the challenges we faced and the effectiveness of our response. After steep declines in the second and third quarters, we delivered a meaningful recovery in the fourth quarter. Fourth-quarter revenue declined by 0.3% year-over-year, and we achieved a 220-basis point expansion in gross margin, driven by new, innovative products, favorable customer mix, and contributions from our Commercial and Health businesses.

We closed the year with operating profit of $36.6 million, or 6.0% of sales, compared to $43.2 million, or 6.6% of sales, in 2024. If you exclude a one-time incremental tariff expense and the accelerated depreciation and write-off related to our enterprise software transition, 2025 operating profit increased to $43.5 million, or 7.2% of sales. During the year, we introduced 49 new product platforms and shipped more than 25 million



appliances, a testament to our team's execution, determination, and focus on long-term value creation despite near-term adversity.

Strategic Progress Across Our Growth Initiatives

Even with persistent external pressures, we made meaningful strides across our strategic initiatives, which are designed to expand margins and create sustainable growth. These priorities remain unchanged as we enter 2026.



HOME HEALTH PRODUCTS

The Smart Sharps Bin and its companion app track patient adherence.

The system provides secure injector storage.

The system enables safe disposal through a mail-back service.







CORE PRODUCTS

FlexBrew® Advanced 5-in-1
Coffee Maker, Thermal Carafe

6 Slice Sure-Crisp® Air Fry Oven
with Easy-View Window

Ready, Set, Dinner
Slow Cooker

Durathon® 3-in-1
Steamer/Iron

Driving Growth in Our Core Business

Our core business remained stable and improved as retailer purchasing patterns began to normalize. During 2025, we advanced a robust pipeline of new products across high growth categories, including blender systems, single serve coffee, and garment care. These innovations reinforce our position as the #2 small kitchen appliance company in the U.S. by units sold.

Guided by our Good Thinking® philosophy, our product innovations are grounded in deep consumer insight and focused on solving everyday needs with thoughtful, differentiated solutions.

Expanding in the Premium Market

2025 was a pivotal year for our premium strategy. We launched Lotus® Professional, our new chef-inspired premium brand, and early sell-through exceeded expectations by strong double digits, validating both product design and brand positioning. We plan to build on that momentum with the introduction of Lotus® Signature in 2026. These offerings position us for growth within the premium market, where our share is modest, but our opportunity is substantial. The premium consumer has remained resilient despite economic uncertainty, and the premium market carries structurally higher margins.

Leading in the Global Commercial Market

Our Summit® Edge high-performance commercial blender remains a cornerstone within our growing Commercial business. It continues to gain traction among foodservice customers and builds on our long-standing strength, expertise and reliability in blending and mixing technologies.

We continue investing in products built for durability and consistency in demanding commercial environments. As a result, in 2025, our Commercial business represented approximately 10% of total revenue and delivered strong, profitable results. A 2025 highlight was entering our long-term strategic partnership with Sunkist® to develop and market branded commercial juicers and sectionizers that have long been embraced by restaurants, schools, and hospitality chains.

As our Commercial portfolio expands, we remain focused on deepening relationships



PREMIUM PRODUCTS

Lotus Professional Series The Top Drip™
Coffee Maker with Grounds Scale

Lotus Professional Series The Sous™
Multi-Function Cooker with Tri-Ply Dutch Oven

Lotus Professional Series The Perfectionist™
Air Fry and Convection Oven

with core foodservice customers, strengthening our presence in established categories, and pursuing adjacent opportunities that meet our performance and margin objectives.

Accelerating Growth in Home Health

Our Hamilton Beach Health® business reached a major milestone in 2025: positive operating profit in both the third and fourth quarters, just 18 months after acquiring HealthBeacon. This achievement was fueled by expanded specialty pharmacy partnerships, the launch of our HealthBeacon Harmony™ software with Novartis, and nearly 50% growth in our patient subscription base. Our Smart Sharps Bin® platform continues to perform well, and we are expanding into additional therapy areas. This progress supports our view that connected home healthcare can contribute meaningfully to our business over time.

Accelerating Our Digital Transformation

Consumer shopping habits continue to evolve, and we are adapting. We continue expanding our digital footprint to ensure our brands are discoverable, relevant and engaging across consumer touchpoints.

Our ecommerce capabilities remain strong, and in 2026 we expect to increase investment in digital, social, and influencer marketing to deepen brand engagement and improve conversion.

We are also using artificial intelligence to enhance how we connect with consumers, improve content creation, refine targeting, and drive greater efficiency across our digital ecosystem. These efforts are supported by strong consumer sentiment, with our brands averaging 4.5 stars across major platforms.

Leveraging Partnerships and Acquisitions

We take a disciplined approach to partnerships and acquisitions, pursuing those that expand capabilities and reach. In addition to completing the integration of HealthBeacon, we continued to build on the success of our premium CHI® licensing program, which has delivered strong performance and boosted our position in higher-margin product categories. Our licensing partnership with Clorox™ continues to support our presence in the adjacent categories of air purification and humidification, where consumer demand remains steady.

During the year, we advanced strategic alliances with Sunkist® and Numilk® and

continued to selectively evaluate additional opportunities consistent with our asset-light model and return expectations.

Strengthening Supply Chain Resilience

2025 underscored the value of the calculated manufacturing diversification we have built over time. With tariffs at comparable levels across major Asia-Pacific sourcing countries, our ability to dynamically shift production among China, Indonesia, Vietnam, and Thailand has become a competitive advantage.

Our dedicated engineering and quality teams in the region have evolved to continue producing high quality products across multiple countries, increasing agility and maintaining reliability while we optimize our margins.

Looking Ahead to 2026

As we enter 2026, we do so with confidence and momentum. The challenges of 2025 strengthened our organization and reinforced the value of our strategic priorities. We begin the new year with a more agile supply chain, a solid pipeline of innovative products, and opportunities to



COMMERCIAL PRODUCTS

Summit® Edge
High-Performance Blender

BigRig™ 9"/23 cm
Immersion Blender

Numilk® Commercial Machine

grow our core, premium, commercial and health businesses.

Our focus remains on developing consumer-driven innovative products rooted in Good Thinking®, deepening our retail and commercial partnerships, and improving how consumers experience our brands across every channel. We plan to invest more in digital capabilities and brand-building initiatives to further strengthen engagement and long-term growth.

Although the environment will continue to change, our strategy remains clear, our execution consistent, and our foundation strong. We are well positioned to capitalize on the opportunities ahead and to continue delivering long-term value for our shareholders.

Our People and the Path Forward

I want to thank our employees around the world. 2025 presented its challenges, and their perseverance, adaptability, and commitment made all the difference. Their dedication across innovation, operations, supply chain, and customer engagement remains our greatest strength.

I also thank our Board of Directors for their guidance, our retail and commercial partners for their collaboration, and most importantly, our shareholders for their continued trust and support.

While 2025 tested us, it affirmed the soundness of our strategy, the durability of our brands, and the ingenuity of our people. We enter 2026 prepared to build on that foundation and committed to delighting our customers, strengthening partnerships, and creating long-term value for our shareholders.

R. Scott Tidey

R. Scott Tidey
President and Chief Executive Officer
Hamilton Beach Brands Holding Company

This Annual Report to Stockholders contains forward-looking statements. For a discussion of the Risk Factors that may cause the Company's actual results to differ from these forward-looking statements, please refer to page 5 in the enclosed Form 10-K for the year ended December 31, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

Commission File No. 001-38214

HAMILTON BEACH BRANDS HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**31-1236686**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4421 Waterfront Dr. Glen Allen VA	**23060**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(804) 273-9777**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, Par Value $0.01 Per Share	**HBB**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
Class B Common Stock, Par Value $0.01 Per Share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   **No** ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   **No** ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   **Yes** ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   **Yes** ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   **Accelerated filer** ☑   **Non-accelerated filer** ☐   **Smaller reporting company** ☑   **Emerging growth company** ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes ☐   **No** ☑

Aggregate market value of Class A Common Stock and Class B Common Stock held by non-affiliates as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter): $140,761,042

Number of shares of Class A Common Stock outstanding as of February 20, 2026: 9,839,337
Number of shares of Class B Common Stock outstanding as of February 20, 2026: 3,585,996

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for its 2026 annual meeting of stockholders are incorporated herein by reference in Part III of this Form 10-K.

HAMILTON BEACH BRANDS HOLDING COMPANY
TABLE OF CONTENTS

Item 1. BUSINESS

General

Throughout this Annual Report on Form 10-K and the notes to consolidated financial statements, references to "Hamilton Beach Holding", "the Company", "we", "us" and "our" and similar references are to Hamilton Beach Brands Holding Company and its subsidiaries on a consolidated basis unless otherwise noted or as the context otherwise requires. Hamilton Beach Brands Holding Company is a holding company and operates through its indirect, wholly owned subsidiary, Hamilton Beach Brands, Inc., a Delaware corporation ("HBB").

We are a leading designer, marketer and distributor of a wide range of brand name small electric household and specialty housewares appliances, and commercial products for restaurants, fast food chains, bars and hotels, and a provider of connected devices and software for home healthcare management.

Our operations are managed and reported in two operating segments, each of which is a reportable segment for financial reporting purposes: (1) Home and Commercial Products and (2) Health. During the year ended December 31, 2023, the Company had one operating and one reportable segment.

Home and Commercial Products
Our Home and Commercial Products segment includes consumer product revenue, primarily concentrated in North America, consisting of sales of small electric household and specialty housewares appliances to traditional brick and mortar and ecommerce retailers, distributors and directly to the end consumer. Also included in this segment is commercial product revenue consisting of sales of products for restaurants, fast-food chains, bars and hotels. Approximately two-thirds of the Company's commercial sales are in the United States ("U.S.") and the remaining is in markets across the globe.

Health
Our Health segment includes lease revenue in the U.S. and globally associated with leases of connected devices to specialty pharmacy networks and pharmaceutical companies, as well as licensing revenue associated with agreements which grant customers the right to use software for healthcare management.

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") available, free of charge, through our website, www.hamiltonbeachbrands.com, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). The content of our website is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our website is intended to be inactive textual references only.

Sales and Marketing

We design, market and distribute a wide range of brand name small electric household and specialty housewares appliances, including air fryers, blenders, coffee makers, food processors, indoor electric grills, irons, juicers, mixers, slow cookers, toasters and toaster ovens. We also design, market and distribute commercial products for restaurants, fast food chains, bars and hotels. We generally market our "good" and "better" consumer products under the Hamilton Beach®, Proctor Silex®, and Weston® brands. We participate in the consumer premium market with our owned brands Hamilton Beach® Professional and Lotus® and license the brands for CHI® premium garment care products and Clorox™ home appliances. The Lotus® brand launched in September 2025 and offers high-end, premium small kitchen appliances. We market our commercial products under the Hamilton Beach Commercial® and the Proctor Silex Commercial® brands and we have multi-year license agreements to design, sell and distribute Sunkist® commercial juicers and sectionizers and Numilk® plant-based milk makers. We also license certain of our trademarks to various licensees in categories such as microwave ovens, among others. We continue to expand in the home, health and wellness markets. In February 2024, the Company acquired HealthBeacon Limited ("HealthBeacon") a medical technology firm and strategic partner of the Company. HealthBeacon develops digitally connected devices that enable patients to manage at home chronic conditions that require the use of injectable medications, and it provides other health services. The primary system offered is the Smart Sharps Bin™ from Hamilton Beach Health®.

Customers

Sales from our Home and Commercial Products segment are generated predominantly by a network of inside sales employees to mass merchandisers, ecommerce retailers, department stores, warehouse clubs, specialty home retailers, distributors, restaurants, bars, hotels and other retail outlets. Sales from our Health segment are generated through specialty pharmacy and pharmaceutical companies.

Walmart Inc. and its global subsidiaries ("Walmart") accounted for approximately 29%, 29% and 27% of our revenue in 2025, 2024 and 2023, respectively. Amazon.com, Inc. and its subsidiaries ("Amazon.com") accounted for approximately 19%, 24% and 24% of our revenue in 2025, 2024 and 2023, respectively. Our five largest customers accounted for approximately 62%, 65% and 64% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

Product Warranty

Our warranty program to the consumer consists generally of an assurance-type limited warranty lasting for varying periods of up to ten years for electric appliances, with the majority of products having a warranty of one to three years. There is no guarantee to the consumer as we may repair or replace, at our option, those products returned under warranty.

Seasonality and Working Capital

The market for small electric household and specialty housewares appliances is fairly steady throughout the year, however our revenue typically increases during the second half of the year and peaks during the fourth quarter due to the fall holiday-selling season. We generally use cash on hand or borrowings under our $125 million senior secured floating-rate revolving credit facility (the "HBB Facility") to finance inventory over the course of the year in anticipation of the fall holiday-selling season.

Patents, Trademarks, Copyrights and Licenses

We hold patents and trademarks registered in the U.S. and foreign countries for various products. We believe that our business is not dependent upon any individual patent, copyright or license, but that the Hamilton Beach® trademark is material to our business.

Product Design and Development

We incurred $13.2 million, $13.7 million and $12.4 million in 2025, 2024 and 2023, respectively, in expenses on product design and development activities.

Key Suppliers and Raw Material

Our products are produced to our specifications by third-party suppliers. We do not maintain long-term purchase contracts with suppliers and operate mainly on a purchase order basis. We negotiate the purchases from our foreign suppliers in U.S. dollars.

During 2025, we continued to diversify our sourcing base across the Asia-Pacific region, enabling us to shift procurement to countries that best serve our economic interests. While we continued to purchase a majority of our finished products from suppliers in China, this supply chain expansion allows the Company the necessary flexibility in the future. We purchase our inventory from approximately 70 suppliers, one of which represented more than 10% of purchases during the year ended December 31, 2025. We believe the loss of any one supplier would not have a long-term material adverse effect on our business because there are adequate supplier choices available that can meet our production and quality requirements. However, the loss of a supplier could, in the short term, adversely affect our business until alternative supply arrangements are secured.

The principal raw materials used by our third-party suppliers to manufacture our products are plastic, glass, steel, copper, aluminum and packaging materials. We believe adequate quantities of raw materials are available from various suppliers.

Competition

We believe the principal areas of competition with respect to all of our products are product design and innovation, quality, price and product features. We compete with many manufacturers and distributors of consumer housewares products. As brick-and-mortar retailers generally purchase a limited selection of brand name, small electric appliances, we compete with other suppliers for retail shelf space. In the consumer ecommerce channel, we must compete with a broad list of competitors for brand reputation through compelling content, strong ratings and reviews from consumers.

To meet these competitive challenges, we have focused on continued innovation in our leading brands as well as expanding into new categories using existing core competencies. Our presence in a significant number of consumer housewares product categories across various price points allows us to meet the needs of a wide range of retailers and consumers. Based on publicly available information about the industry, we are one of the largest full-line distributors and marketers of small electric and specialty housewares appliances in North America, including the U.S., Canada, Mexico and Latin America, based on key product categories. Hamilton Beach® is the #2 small kitchen appliance national brand in the U.S. based on units sold and grew to #4 by dollars sold. To a lesser degree, our retail product lines compete outside of North America.

Our commercial products compete globally and have generated a strong position in these markets.

Our Hamilton Beach Health® brand competes primarily in the U.S. with additional operations in Europe. The intellectual property of our Hamilton Beach Health® business is important to the operations of our Health segment. Any unauthorized use of, or third-party claim against, our intellectual property rights could harm our business or our ability to compete in the home, health and wellness markets.

Government Regulation

Our operations are subject to various laws and regulations administered by federal, state, local and foreign government agencies, including laws and regulations related to health, safety and environmental matters. Based on current information, we do not expect compliance with environmental requirements to have a material adverse effect on our financial condition or results of operations.

As a marketer and distributor of consumer products, we are subject to the Consumer Products Safety Act and the Federal Hazardous Substances Act, which empowers the U.S. Consumer Product Safety Commission ("CPSC") to seek to exclude products that are found to be unsafe or hazardous from the market. Under certain circumstances, the CPSC could require us to repair, replace or refund the purchase price of one or more of our products, or we may voluntarily do so. In addition, the Food and Drug Administration ("FDA"), and other governmental authorities regulate the development, manufacture, sale and distribution of certain of our products. For certain products in our Hamilton Beach Health® business, government regulations may require detailed inspection of, and controls over, research and development, clinical investigations, product approvals and manufacturing, marketing and promotion, sampling, distribution, record-keeping, storage and disposal practices. We are also subject to data privacy and security regulations, tax and securities regulations, accounting and reporting standards and other financial laws and regulations.

Past, current or future regulations, their interpretation, or their application could have a material adverse impact on our operations. For example, current or future regulations may be passed that could prevent, delay, revoke or result in the rejection of regulatory clearance of certain of our products. We cannot predict the effect on our operations resulting from current or future governmental regulation or the interpretation or application of these regulations. In addition, if we fail to comply with any applicable regulatory requirements, penalties could be imposed on us.

In addition, electrical appliances are subject to various mandatory and voluntary standards, including requirements in some jurisdictions that products be listed by Underwriters' Laboratories, Inc. ("UL") or other similar recognized laboratories. We endeavor to design our products to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold.

For more information about the risks we face regarding regulatory requirements, see Part I, Item 1A of this Annual Report titled, "Risk Factors - Government regulations could impose costly requirements on our business."

Human Capital Resources

Our business thrives on people—our employees, customers, consumers who enjoy our appliances, and the communities we serve. At the heart of our culture is Good Thinking®, a philosophy that embodies teamwork, service, and inspires innovation in every aspect of our business. This values-driven culture is a key strength, shaping our workplace environment and empowering our employees. Good Thinking® extends beyond product innovation—it influences everything we do.

Our people are our greatest asset, and we believe they will remain the driving force behind our success for years to come. We are committed to fostering an environment that attracts, engages, and nurtures talent by offering competitive compensation and benefits, creating professional growth opportunities, and ensuring every individual is treated with dignity, respect, and equal opportunity. That's why we strive to cultivate a workplace where our employees are passionate about our mission, have a voice in shaping our future, and find meaning in their work.

Diversity of backgrounds, experiences, and perspectives strengthens our Company, especially within a culture of trust where differing ideas are not just welcomed but encouraged. We believe this dynamic environment fosters creativity, initiative, engagement, and retention—ultimately driving long-term competitive advantage and value creation. As one team, guided by our Good Thinking® philosophy, we aim to enrich the lives of our customers and consumers through innovative solutions that enhance everyday life, while making a lasting, positive impact on our employees and the communities we serve.

We are unwavering in our commitment to the highest legal and ethical standards, including the protection of human rights and fair treatment for all employees. Our policies—including our Code of Corporate Conduct, compliance guidelines, employment policies, and Human Rights Policy—are designed to uphold this commitment.

As of December 31, 2025, we had a workforce of approximately 660 employees across five countries—Canada, China, Mexico, Ireland, and the United States. About 97% of our employees were full-time, with the remaining working part-time. Roughly 2% of our workforce, all based in Canada, are covered by collective bargaining agreements.

In the United States, we employ approximately 470 people, with about half located at our headquarters in Richmond, Virginia. This facility houses our product design, development and marketing teams, along with a state-of-the-art test kitchen and a UL-certified test laboratory. The majority of our remaining U.S. employees support operations at our distribution center in Byhalia, Mississippi. Overall, we maintain strong and positive employee relations.

Occupational Health and Safety
Protecting the health and safety of our employees is a top priority. We are dedicated to providing a safe working environment and ensuring that our operations are carried out responsibly, securely, and in compliance with all relevant legal requirements. We expect all employees to perform their duties in a way that mitigates risks and protects the well-being of everyone. Our occupational health and safety efforts include maintaining safe equipment and facilities, implementing safety training programs, and enforcing safety procedures. We actively encourage employees to suggest safety improvements, join safety committees, and consistently practice safe behaviors.

Talent Acquisition, Development, and Retention
The long-term success and growth of our Company largely depends on our ability to attract, engage, and nurture a talented, dedicated workforce that drives performance and innovation. To meet our talent requirements, we focus on strategic recruitment and continually improve our onboarding and employee development programs. We carefully monitor compensation and benefits to stay competitive and minimize turnover, helping us attract and retain top talent. Through our total rewards programs, we offer comprehensive compensation packages that include incentive plans, recognition programs, retirement benefits, healthcare, tax-advantaged spending accounts, employee assistance programs, and paid time off for sick leave, vacation, and holidays.

As a learning-focused organization, we are committed to continuous improvement and fostering the growth of our team. We support employee development through various training opportunities and resources, such as "Hamilton Beach University." This cross-functional learning program provides employees with a deeper understanding of our company, products, and industry, while also equipping them with the skills needed to adapt to emerging trends and excel in their roles.

Information about our Executive Officers

The following table sets forth, as of February 25, 2026, the name, age, current position and principal occupation and employment during the past five years of the Company's executive officers.

EXECUTIVE OFFICERS OF THE COMPANY

Name	Age	Positions
R. Scott Tidey	61	Director, President and Chief Executive Officer of Hamilton Beach Holding (from October 2024), President of Hamilton Beach Holding (from February 2024 to September 2024), Senior Vice President, Global Sales of HBB (from January 2023 to February 2024), Senior Vice President, Consumer Sales & Marketing of HBB (from March 2021 to January 2023), Senior Vice President, North America Sales and Marketing of HBB (from prior to 2021 to March 2021)
Sally M. Cunningham	51	Senior Vice President, Chief Financial Officer and Treasurer of Hamilton Beach Holding (from May 2023), Senior Vice President and Chief Financial Officer of Hamilton Beach Holding (from March 2023 to May 2023), Operating Partner of One Rock Capital Partners (a private equity firm) (from November 2021 to February 2023), Senior Vice President and Chief Financial Officer of Ascent Industries Co. (a steel and chemical production and distribution company) (from prior to 2021 to August 2021)
Andrew C. Carington	57	Senior Vice President, General Counsel and Secretary of Hamilton Beach Holding (from May 2025), Senior Vice President and General Counsel of Hamilton Beach Holding (from March 2025 to May 2025), Chief Legal Officer and Secretary of MediaCo Holding Inc. (a multimedia company focused on radio and digital advertising, premium programming and events) (from October 2024 to March 2025), Chief Legal Officer and General Counsel of Standard Media Group LLC (a diversified national media company) (from prior to 2021 to March 2025)

Item 1A. RISK FACTORS

Our business is subject to various risks and uncertainties. Any of the risks and uncertainties described below could materially adversely affect our business, financial condition and results of operations and should be considered in evaluating us. Although the risks are organized by headings and each risk is described separately, many of the risks are interrelated. While we believe we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our business, performance or financial condition in the future.

Industry Risks

Our business is sensitive to the strength of the North American consumer markets and weakness in these markets could adversely affect our business.

The strength of the economy in the U.S., and to a lesser degree in Canada and Mexico, has a significant impact on our performance. Weakness in consumer confidence and poor financial performance by mass merchandisers, ecommerce retailers, warehouse clubs, department stores or any of our other customers could result in reduced revenue and profitability. A general slowdown in the consumer sector could result in additional pricing and marketing support pressures on the Company. Additionally, in periods of uncertain economic conditions, such as tariffs, inflation, rising interest rates, recessions or economic slowdowns, our customers may purchase less of our products as they manage their inventory levels to adjust to changes in consumers' spending habits in response to such economic conditions. These circumstances could adversely impact our revenue and profitability.

Our business is dependent on key customers and the loss of, or significant decline in business from, one or more of our key customers could materially reduce our revenue and profitability and our ability to sustain or grow our business.

We rely on several key customers in our consumer business. During fiscal 2025, Walmart and Amazon.com accounted for approximately 29% and 19% of our revenue, respectively. Although we have long-established relationships with many customers, including Walmart and Amazon.com, we do not have any long-term supply contracts with these customers, and purchases are generally made using individual purchase orders. A loss of or significant reduction in sales to any key customer could result in significant decreases in our revenue and profitability and an inability to sustain or grow our business.

We must receive a continuous flow of new orders from our large, high-volume retail customers. Failure to obtain anticipated orders or delays or cancellations of orders or significant pressure to reduce prices from key customers could impair our ability to sustain or grow our business. In addition, we may be unable to continually meet the needs of those customers, which could damage our customer relationships and result in reduced new orders.

As a result of dependence on key customers, we could experience a material adverse effect on our revenue and profitability if any of the following were to occur:

- the insolvency or bankruptcy of any key customer;

- a declining market in which customers materially reduce orders or demand lower prices; or

- a strike or work stoppage at a key customer facility, which could affect both its suppliers and customers.

If we were to lose, or experience a significant decline in business from any major customer, or if any major customers were to go bankrupt, we might be unable to find alternative distribution outlets.

Additionally, we are vulnerable to a decline in revenue in the event of cybersecurity incidents at any of our key customers. If our key customers' websites or systems are disrupted for a considerable amount of time, whether due to a cybersecurity incident or other disruption, we could experience lost sales to consumers and the key customers' inability to submit new purchase orders, which could result in reduced revenue and profitability.

The concentration of our brand name small electric household and specialty housewares appliance sales among a few retailers could materially reduce revenue and profitability.

During fiscal 2025, our five largest customers accounted for a total of approximately 62% of our revenue. With the continuing trend towards the concentration of the industry and our brand name small electric household and specialty housewares appliance sales among fewer retailers, we are increasingly dependent upon fewer customers whose bargaining strength is growing as a result of this concentration. We sell a substantial quantity of products to mass merchandisers, ecommerce retailers, department stores, warehouse clubs, specialty home retailers and other retail outlets. As a result, these retailers generally have a large selection of small electric household and specialty housewares appliance suppliers from which to choose. In addition, certain of our larger customers use their own private label brands on household appliances that compete directly with some of our products. As the retailers in the small electric household appliance industry become more concentrated, competition for sales to these retailers may increase and cause pricing pressures, which could materially reduce our revenue and profitability.

If we are unable to continue to enhance existing products, as well as develop and market new products that respond to consumer needs and preferences and achieve market acceptance, we may experience a decrease in demand for our products, which could materially reduce revenue and profitability, which have historically benefited from sales of new products.

We may not be able to compete as effectively with competitors, and ultimately satisfy the needs and preferences of consumers, unless we can continue to enhance existing products and develop new innovative products for the markets in which we compete. Product development requires significant financial, technological and other resources. Product improvements and new product introductions also require significant research, planning, design, development, engineering and testing at the technological and product process levels, and we may not be able to timely develop and introduce product improvements or new products. In addition, the development of new products in our Hamilton Beach Health® business may require significant lead times for research and development, clinical investigations and product approvals. Competitors' new products may beat our products to market, be higher quality or more reliable, be more effective with more features, obtain better market acceptance or render our products obsolete. Any new products that we develop may not receive market acceptance or otherwise generate any meaningful revenue or profit relative to our expectations based on, among other things, commitments to fund advertising, marketing, promotional programs and development.

Our inability to compete effectively with competitors in our industry could result in lost market share and decreased revenue.

The small electric household, specialty housewares appliances and commercial appliance industry is highly competitive and does not have substantial entry barriers. As a result, we compete with many manufacturers and distributors of housewares products. Additional competitors may also enter this market and cause competition to intensify. For example, some of our customers have expressed interest in sourcing, or expanding the extent of sourcing, small electric household and commercial appliances directly from manufacturers in Asia. We believe competition is based upon several factors, including product design and innovation, quality, price, product features, merchandising, promotion and warranty. If we fail to compete effectively with these manufacturers and distributors, we could lose market share and experience a decrease in revenue, which would adversely affect our results of operations.

We also compete with established companies, a number of which have substantially greater facilities, personnel, financial and other resources. In addition, we compete with our retail customers, who use their own private label brands, and importers and foreign manufacturers of non-brand name products. Some competitors may be willing to reduce prices and accept lower profit margins to compete. As a result of this competition, we could lose market share and revenue.

Changes in consumer shopping trends and changes in distribution channels could result in lost market share and decreased revenue and profitability.

Traditional brick-and-mortar retail channels have experienced low growth or declines in recent years, while the ecommerce channel has experienced significant growth. Consumer shopping preferences have shifted, and may continue to shift in the future, to distribution channels other than traditional brick-and-mortar retail channels. Success in the ecommerce channel requires providing products at the right price, products that earn strong ratings and reviews and meaningful engagement with online consumers.

Rapid technological changes and advancements, including developments in artificial intelligence and agentic shopping, could also impact our ability to remain competitive.

We have invested significant resources in our selling and marketing capabilities, while maintaining our presence in traditional brick-and-mortar retail channels. However, if we are not successful in utilizing ecommerce channels that consumers may prefer, or anticipate or effectively integrate these emerging technologies into our operations, we may experience a loss in market share and decreased revenue and profitability.

The markets for our products are dependent on consumer spending and typically peak in the fourth quarter, which could result in significant variations in revenue and profitability.

Sales of our products fluctuate based on consumer spending patterns. Consumer spending patterns are subject to general economic conditions affecting disposable consumer income, such as unemployment rates, business conditions, inflation rates, interest rates, levels of consumer confidence, energy prices, mortgage rates, the level of consumer debt and taxation. Declines in consumer spending or a shift in consumer spending away from small electric household and specialty housewares appliances during certain periods may significantly reduce demand for our products and reduce orders from retailers for our products, which could lead to increased inventories. Additionally, prolonged periods of lower consumer spending may result in lower sales volume, higher price concessions and lower gross margins.

In addition, the retail market for small electric household and specialty housewares appliances is fairly steady throughout the year, but peaks during the fourth quarter due to the fall holiday-selling season. Similarly, our revenue typically increases during the second half of the year and peaks during the fourth quarter due to the fall holiday-selling season. Accordingly, quarter-to-quarter comparisons of our past operating results are meaningful only when comparing equivalent time periods, if at all.

Business Risks

Increases in costs of products may materially reduce our profitability.

Our business has in the past been, and may continue to be, adversely affected by factors that are largely beyond our control, such as tariffs, inflation and commodity prices for the raw materials needed by suppliers of our products, as well as transportation, labor costs and availability. These factors may affect the cost of our products, and we may not be able to pass those costs on to our customers.

Although we take measures to mitigate the impact of increased product and transportation costs through pricing, if inflationary pressures are sustained, or if pricing strategies are ineffective or are not implemented in a timely manner, we may only be able to recover a portion of our increased costs in future periods which may have a material adverse effect on our business, financial condition, results of operations and cash flows. Our ability to raise prices to reflect increased costs may also be limited by competitive conditions in the market for our products.

Substantial disruptions at any of our distribution centers could have an adverse effect on our business, operating results and financial condition.

Our distribution network is limited to one distribution center per region, which could result in significant delays or loss of sales if there are disruptions at any of our distribution centers. There are several possibilities that could cause a disruption to our distribution network, including but not limited to, acts of God, severe weather, natural disasters, labor shortages, equipment failures and lack of access to equipment, supplier and upstream supply chain disruptions, or cybersecurity incidents. We have business continuity plans in place, however if we are unable to restore operations in a timely manner, it could result in a material loss of revenue and additional costs to bring the facility back to full operating capacity. Alternative facilities with sufficient capacity may not be available, may cost substantially more than existing facilities, or may take significant time to become operational, which could further impact our business and financial performance.

We depend on third-party suppliers, primarily located in the Asia-Pacific region, for all of our products, which subjects the Company to risks, including unanticipated increases in expenses, decreases in revenue and disruptions in the supply chain.

We are dependent on third-party suppliers for the manufacturing and distribution of our products. Our suppliers are primarily located in the Asia-Pacific region, with approximately two-thirds of our suppliers currently based in China. Our ability to select reliable suppliers that provide timely deliveries of quality products will impact our success in meeting customer demand. Any supplier's inability to timely deliver products that meet desired specifications or any unanticipated changes in suppliers could be disruptive and costly. Any significant failure to obtain quality products, in sufficient quantities, on a timely basis, and at an affordable cost or any significant delays or interruptions of supply would have a material adverse effect on our revenue and profitability. Our supply chain is subject to additional risks including, among others:

- currency fluctuations;
- labor unrest;
- potential political, economic or social instability and government restrictions;
- restrictions on transfers of funds;
- import and export duties and quotas;
- changes in domestic and international customs and tariffs, including embargoes, sanctions and customs restrictions;
- uncertainties involving the costs and ability to transport products;
- long distance shipping routes dependent upon a small group of shipping and rail carriers and import facilities;
- unexpected changes in regulatory environments;
- regulatory issues involved in dealing with foreign suppliers and in exporting and importing products;
- protection of intellectual property;
- difficulty in complying with a variety of foreign laws;
- difficulty in obtaining distribution and administrative support;
- natural or human induced disasters such as earthquakes, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, power or water shortages, telecommunications failures and medical epidemics or pandemics; and
- potentially adverse tax consequences, including significant changes in tax law.

The foregoing factors could have a material adverse effect on our ability to maintain or increase the supply of products, which may result in material increases in our expenses and decreases in our revenue and profitability.

Certain products rely upon a single third-party supplier.

In some cases, we use a single supplier to source a single product. An unforeseen disruption in the supplier's operations could impact our ability to deliver products to customers in a timely manner to meet demand. We may experience significant delays while locating a new supplier, if able to at all, which could result in higher costs. Additionally, our reliance on a single supplier with respect to certain products could limit our negotiating leverage with such supplier.

We are subject to changes in our customers' inventory management strategies.

Retailers may adjust their purchasing patterns to reduce the amount of inventory they carry to more closely match consumers' spending habits. If our larger customers tighten their inventory on hand and do not provide us with sufficient lead time to react, we may be subject to excess or obsolete inventory, additional storage costs and/or missed sales. Without sufficient lead time, we may not be able to meet retailers demands as we are dependent on third-party suppliers for the manufacturing and distribution of our products and, therefore, must make purchases well in advance to deliver products to our customers. Additionally, if we are unable to source inventory at the correct levels in time with our customers' orders, we could lose sales and experience a reduction in revenue.

To the extent that we rely on newly acquired businesses or new product lines to expand our business, these acquisitions or new product lines may not contribute positively to our earnings because anticipated sales volumes and synergies may not materialize, cost savings may be less than expected or acquired businesses may carry unexpected liabilities.

We may acquire partial or full ownership in businesses or may acquire rights to market and distribute particular products or lines of products. The acquisition of a business, or of the rights to market specific products or use specific product names, may involve a financial commitment by us, either in the form of cash or stock consideration. We may not be able to acquire businesses and develop products that will contribute positively to our earnings. Anticipated synergies may not materialize, cost savings may be less than expected, product revenues may not meet expectations or acquired businesses may carry unexpected liabilities.

Our expansion into the health and wellness market may result in unexpected challenges and inefficiencies, which could have an adverse effect on our business, operating results and financial condition.

Our ability to successfully expand into the health and wellness market is dependent upon several factors, including our ability to expand through new client launches, broaden public offerings for additional medications, and implement digital improvements that improve the patient experience. In addition, for certain products in our Hamilton Beach Health® business, we may be subject to laws and regulations regarding, among other matters, research and development, clinical investigations, product approvals and manufacturing, marketing and promotion, sampling, distribution, record-keeping, storage and disposal practices, and we may face additional compliance costs and unexpected challenges in complying with these laws and regulations. If we are unable to successfully navigate market dynamics, regulatory requirements and the competitive landscape in the health and wellness market, we may incur additional costs, which could have an adverse effect on our business, operating results and financial condition.

Our ability to attract, retain and develop key talent is crucial to our results of operations and future growth.

Employment and retention of qualified personnel, particularly senior management and skilled professionals with experience in our business, operations, engineering, technology and industry, is important to the successful conduct of our business. Our success depends upon our ability to recruit, hire, train and retain current and additional skilled and experienced personnel. Our inability to hire and retain personnel with the requisite skills, or to effectively transfer knowledge when key employees depart, could impair our ability to develop new products, protect our proprietary information, manage and operate our consolidated business effectively and could significantly reduce our consolidated profitability. Labor market conditions may impact our ability to attract and retain qualified talent for key roles, which could impede our ability to execute certain strategic initiatives.

Our business could suffer if information technology systems are disrupted, cease to operate effectively or become subject to a cybersecurity incident.

We rely on information technology systems to operate websites, record and process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship merchandise on a timely basis, maintain cost-efficient operations, and to comply with regulatory, legal, and tax requirements. Given the significant number of transactions that are completed annually, it is vital to maintain constant operation of computer hardware and software systems and maintain cybersecurity measures. In addition, we collect, store, have access to and otherwise process a variety of types of data, including personal data and certain confidential or sensitive data.

Our information technology systems, and the systems of our third-party business partners, may be vulnerable to damage, interruption or shutdown due to any number of causes outside of our control such as catastrophic events, natural disasters, fires, power outages, systems failures, telecommunications failures, employee error or malfeasance, fraud, security breaches, computer viruses or other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing or other social engineering attempts, hacking and other cybersecurity incidents. Cybersecurity threat bad actors also may attempt to exploit vulnerabilities in software that is commonly used by companies in cloud-based services and bundled software, as well as vulnerabilities that may exist in rapidly emerging technologies, such as artificial intelligence. Additionally, the increase in hybrid working where employees, including third-party employees, access technology infrastructure remotely may create additional information technology and data security risks. If our systems are damaged, or fail to function properly, we may have to make monetary investments to repair or replace the systems and could endure delays in operations. Any material disruption or slowdown of our systems, or the systems of our third-party business partners, including failure to successfully upgrade systems, could cause information, including data related to customer orders, to be lost, corrupted, altered or delayed. Such a loss or delay could reduce demand and cause our sales and/or profitability to decline.

Cybersecurity attacks include computer viruses or other malicious codes, attacks to gain unauthorized access to data and other security breaches that could lead to the loss of valuable business data, misappropriation of our consumers' or employees' personal information or a disruption of our critical systems. Although we attempt to monitor and mitigate against cybersecurity threats and risks, including through investing in new technologies and developing third-party cybersecurity risk management capabilities, we may incur significant costs in protecting against threats or remediating cybersecurity attacks or other cybersecurity incidents. While we maintain a cyber insurance policy that provides coverage for security incidents, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on financially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. Further, if a cybersecurity threat or cybersecurity incident has a material adverse effect on our systems, or the systems of our third-party business partners, we could become the subject of regulatory action, sanctions or fines, or litigation from our customers, employees, suppliers and shareholders, administrative, civil or criminal investigations or actions and remediation costs, which could damage our reputation, require significant expenditures of capital and cause us to lose business and revenue. Additionally, a cybersecurity incident could also cause interruptions in our operations and might require us to spend significant management time and other resources investigating the event and dealing with local and federal law enforcement.

There is no assurance that the measures we have taken to protect our information systems will prevent or limit the impact of cybersecurity threats or incidents. While we are not aware of any cybersecurity incidents that have occurred since the beginning of 2025 that have materially affected, or are reasonably likely to materially affect us, including our results of operations or financial condition, any one or more future cybersecurity incidents could have a material adverse effect on our financial condition or results of operations.

Failure to comply with personal data protection and privacy laws could have a material adverse effect on our business, financial condition and results of operations.

The Company is subject to certain laws, rules and regulations enacted to protect businesses and personal data ("Privacy Laws"), which may include the General Data Protection Regulation and the California Consumer Privacy Act, as well as industry self-regulatory codes that create new compliance obligations. The administration, enforcement and regulation of Privacy Laws are quickly evolving and subject to changes in interpretation, with requirements varying across jurisdictions. As a retailer accepting various payment methods, we must also comply with payment card network rules and may face substantial liability to payment card issuers if payment card data is compromised. Future changes in Privacy Laws may require the Company to incur additional and unexpected expenses and may subject the Company to additional compliance risk. Any failure to comply with Privacy Laws or payment card industry requirements could result in substantial penalties, litigation, regulatory proceedings, reputational damage, and could have a material adverse impact on our financial condition and results of operations.

The Company's good reputation is critical to the success of our business.

The Company has a strong reputation within our portfolio of trusted and well-known brands. Our customers' and consumers' perceptions of the Company and our brands as safe, reliable and of high quality are key to our continued success. This reputation depends on maintaining high standards in product quality, ethical business practices, environmental and social responsibility, regulatory compliance, and effective management of public communications including social media. Additionally, we have strategic alliances and licensing agreements with third-party brands, and our success also relies upon the reputation of these third-party brands. Failure to maintain our reputation and brand image through any of these factors, including product quality issues, recalls, or negative public perception, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Financial Risks

Our financing arrangements contain various restrictions that could limit operating flexibility.

Our credit facility contains covenants and other restrictions that, among other things, require us to satisfy certain financial tests, maintain certain financial ratios and restrict our ability to incur additional indebtedness. The restrictions and covenants in our credit facility, and other future financing arrangements may limit our ability to respond to market conditions, provide for capital investment needs, pay dividends or take advantage of business opportunities by limiting the amount of additional borrowings we may incur. Additionally, our exposure to rising interest rates subjects us to increased debt obligations with respect to existing floating rate debt during periods where such rates are in effect.

We are subject to foreign currency exchange risk.

As a result of our international operations, we are exposed to foreign currency risks that arise from our normal business operations, including risks in connection with our transactions that are denominated in foreign currencies. In addition, we translate sales and other results denominated in foreign currencies into U.S. dollars for purposes of our consolidated financial statements. As a result, appreciation of the U.S. dollar against these foreign currencies generally will have a negative impact on our reported revenues and profitability, while depreciation of the U.S. dollar against these foreign currencies will generally have a positive effect on reported revenues and profitability.

Any hedging activities we engage in may only offset a portion of the adverse financial impact resulting from unfavorable changes in foreign currency exchange rates. We cannot predict with any certainty changes in foreign currency exchange rates or the degree to which we can mitigate these risks.

Regulatory Risks

We may become subject to claims under foreign laws and regulations, which may be expensive, time-consuming and distracting.

Because we have employees, property and business operations outside of the U.S., we are subject to the laws and the court systems of many jurisdictions. We may become subject to claims outside the U.S. for violations or alleged violations of laws with respect to our current or future foreign operations. In addition, these laws may be changed, or new laws may be enacted in the future. International litigation is often expensive, time-consuming and distracting. As a result, any of these risks could significantly reduce our profitability and our ability to operate our businesses effectively.

Our obligations relating to environmental matters may exceed our expectations.

We are subject to laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances. We are investigating or remediating historical contamination at some current and former sites related to our prior manufacturing operations or the operations of businesses that we have acquired. The costs of investigating and remediating historical contamination may increase based on the findings of investigations and the effectiveness of remediation methods. In addition, the discovery of additional contamination at these or other sites could result in significant cleanup costs that could have a material adverse effect on our financial conditions and results of operations. Future changes to environmental laws could require us to incur significant additional expense.

We could, under some circumstances, also be held financially liable for or suffer other adverse effects due to environmental violations or contamination caused by prior owners of businesses we have acquired. In certain circumstances, our financial liability for cleanup costs takes into account agreements with an unrelated third party. Our liability for these costs could increase if the unrelated third party does not, or cannot, perform its obligations under those agreements. In addition, under some of the agreements through which we have sold real estate, we have retained responsibility for certain contingent environmental liabilities arising from pre-closing operations. These liabilities may not arise, if at all, until years after we sold these operations and could require us to incur significant additional expenses, which could materially adversely affect our results of operations and financial condition.

The Company is subject to litigation risk which could adversely affect our financial condition, results of operations and liquidity.

From time to time, we are subject to claims involving product liability, employment practices, consumer protection, class actions, securities laws, antitrust, environmental matters, infringement of intellectual property and patent rights of third parties and other matters. Any such claims, with or without merit, could be time-consuming and expensive, and may require the Company to incur substantial costs and divert the resources of management. We evaluate claims to assess potential losses and establish appropriate reserves based on available information and legal judgment. Due to the uncertainties of litigation, unfavorable rulings could occur. If an unfavorable ruling were to occur, there exists the possibility of an adverse impact on the Company's reputation, financial position, results of operations and cash flows of the period in which the ruling occurs, or in future periods.

Our intellectual property rights could be infringed and adverse events regarding licensed intellectual property could harm our business.

We possess intellectual property that is important to our business. This intellectual property includes trademarks, copyrights, patents, business processes and other trade secrets. We cannot be certain that the legal steps taken to protect our rights will be sufficient or that others will not infringe or misappropriate our rights. If we fail to adequately protect our intellectual property rights, or if changes in laws diminish or remove the current legal protections available to them, the competitiveness of our products may be eroded and our business could suffer. We and third parties, including competitors, could come into conflict over intellectual property rights, resulting in disruptive and expensive litigation. If we are unable to adequately protect our intellectual property rights, our competitors may bring to market identical or similar products.

We also license intellectual property to and from third parties, and in some countries, third parties own rights that we own elsewhere. Adverse events affecting those third parties or their products could also negatively impact our brands.

Our business subjects us to product liability claims, which could affect our reputation, revenue and profitability.

We face exposure to product liability claims if one of our products is alleged to have caused property damage, bodily injury or other adverse effects up to a defined self-insured loss limit per claim and maintain product liability insurance for claims above this self-insured level. If a product liability claim is brought against us, our revenue and profitability could be affected adversely as a result of negative publicity related to the claim, costs associated with any replacement of the product or expenses related to defending these claims. This could be true even if the claims themselves are ultimately settled for immaterial amounts. In addition, we may not be able to maintain product liability insurance on terms acceptable to us in the future. If the number of product liability claims we experience exceeds historical amounts, if we are unable to maintain product liability insurance or if our product liability claims exceed the amount of our insurance coverage, our results of operations and financial condition could be affected adversely.

Our business involves the potential for product recalls, which could affect our revenue and profitability.

The products that we sell are subject to various mandatory and voluntary standards. As a marketer and distributor of consumer products, we are subject to the Consumer Products Safety Act and the Federal Hazardous Substances Act, which empower the CPSC to seek to exclude from the market those products that are found to be unsafe or hazardous. In addition, the FDA and other governmental authorities regulate the development, manufacture, sale and distribution of certain of our products. Under certain circumstances, the CPSC, the FDA or other government agencies could require us to repair, replace or refund the purchase price of one or more of our products, or we may voluntarily do so. Any repurchases or recalls of our products could be costly to us and could damage our reputation or the value of our brands. If we are required to remove, or we voluntarily remove our products from the market, our reputation or brands could be tarnished, and we might have large quantities of finished products that could not be sold. Furthermore, failure to timely notify the CPSC, the FDA or other applicable government agencies of a potential safety hazard can result in fines being assessed against us.

Additionally, laws regulating certain of our products exist in some states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future. Our results of operations are also susceptible to adverse publicity regarding the quality and safety of our products. In particular, product recalls may result in a decline in sales for a particular product.

Failure to comply with public health, consumer protection and other regulations could affect our reputation, revenue and profitability.

Some jurisdictions require that products be listed by UL, a not-for-profit organization that sets safety standards for products, or other similar recognized laboratories. We endeavor to design our products to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold. In addition, an increasing number of states and other jurisdictions have adopted or proposed laws that restrict or ban the use of per- and polyfluoroalkyl substances (PFAS), impose limits on lead and other regulated substances, or require labeling or disclosure of the presence of these and certain other chemical or contaminants in consumer products, leading to additional costs and efforts. Failure to comply with such certification or labeling requirements could result in additional re-design expenses, fines, or product liability claims.

Our expansion into a new industry through the acquisition of HealthBeacon involves the collection, use, and storage of personal data, including sensitive health-related information, in connection with the development and operation of our digitally connected devices. Any failure to adequately safeguard personal data, or a significant breach in our data security systems, could expose us to legal liability, damage our reputation, and result in regulatory penalties.

Compliance with multiple, and potentially conflicting, domestic and international laws and regulations, including anti-corruption laws, may be difficult, burdensome or expensive.

We are subject to many statutes, ordinances, rules and regulations in the U.S., Canada, Mexico, Europe and other countries in which we conduct business that, if violated by us or our affiliates, partners or vendors, could have a material adverse effect on our business. These laws and regulations apply to many aspects of our business, including the manufacture, safety, sourcing, labeling, storing, transportation, marketing, advertising, distribution, pricing and sale of our products. Additional regulations govern environmental matters, relations with distributors and retailers, employment, privacy, trade practices and regulation of PFAS, lead and other contaminants. Our international business is also subject to U.S. laws, regulations and policies, including anti-corruption and export requirements. Any significant change in these laws or regulations, or their interpretation, could result in increased compliance costs or challenge our ability to produce and sell products competitively. Increasing governmental and societal attention to environmental and social matters has resulted in new laws and regulatory requirements, including expanded disclosure obligations that continue to increase the complexity of our reporting requirements.

For example, we are required to comply with the U.S. Foreign Corrupt Practices Act ("FCPA") and similar anti-bribery, anti-corruption and anti-kickback laws adopted in many of the countries in which we do business which prohibit the Company from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business and also require maintenance of adequate record-keeping and internal accounting practices to accurately reflect transactions. Under the FCPA, companies operating in the U.S. may be held liable for actions taken by their strategic or local partners or representatives. Additionally, we are required to comply with the Uyghur Forced Labor Prevention Act ("UFLPA") which has requirements to prevent forced labor, particularly from the Xinjiang Uyghur Autonomous Region (XUAR) of China. UFLPA mandates that the Company must trace our supply chain back to the raw materials used to ensure no forced labor is involved. Compliance can be time consuming and costly to conduct supply chain audits, due diligence and monitoring. Further, we are subject to potential delays if our goods were to be detained at the border. If we do not properly implement and maintain practices and controls with respect to compliance with applicable anti-corruption, anti-bribery, anti-kickback, and anti-forced labor laws, or if we fail to enforce those practices and controls properly, we may be held responsible for their actions and may become subject to regulatory sanctions, including administrative costs related to governmental and internal investigations, civil and criminal penalties, injunctions and restrictions on our business and capital raising activities, any of which could materially and adversely affect our business, results of operations and financial condition.

As we expand sourcing and manufacturing activities outside of China, there could be a need to increase international travel and cross-border assignments for employees and contractors. These activities may subject us to additional immigration, visa and work-authorization requirements in multiple jurisdictions. Compliance with immigration laws can be complex and may involve administrative costs, processing delays and limitations on personnel mobility. Any failure to obtain required permits or to comply with immigration and work-authorization rules could delay our ability to oversee suppliers and operations in new markets, increase compliance costs or result in fines or other regulatory penalties. Entry into new markets or categories could subject our business to additional regulations and higher compliance costs. Violations of laws or regulations could damage our reputation and result in substantial financial penalties and operational limitations.

Government regulations could impose costly requirements on our business.

The FDA and other governmental authorities regulate the development, manufacture, sale and distribution of certain of our products, and failure to comply with all applicable rules and regulations may adversely impact us. For certain products in our Hamilton Beach Health® business, government regulations may require detailed inspection of, and controls over, research and development, clinical investigations, product approvals and manufacturing, marketing and promotion, sampling, distribution, record-keeping, storage and disposal practices. Failure to comply with any applicable laws or regulations could result in fines or revocation of our operating permits and licenses or, in rare circumstances, market withdrawal of the product.

We may also be dependent on receiving FDA and other governmental or third-party approvals prior to manufacturing, marketing and shipping certain new products in the future, which may be costly and time-consuming. We cannot be certain that any such products will receive FDA or other necessary approvals. Also, receipt of approval in one country does not guarantee approval by the FDA or any other foreign regulatory agency.

Changes in U.S. and foreign trade policies, tariffs and other government actions may increase our costs, disrupt our supply chain or otherwise adversely affect our business, financial condition or results of operations.

Over the past several years, the U.S. government has taken a number of trade actions that impact or could impact our operations, including the imposition of tariffs on certain goods imported into the United States and changes to import/export regulations, sanctions and other trade controls. Several foreign governments, including the European Union, China and India, have also imposed tariffs or other trade measures on certain goods imported from the United States. The current domestic and international political and regulatory environment, including changes in administrations, government policy shifts and evolving global trade relations, creates uncertainty regarding future trade laws, regulations and tariff regimes. Additional changes, including new, increased or retaliatory tariffs, sanctions, quotas or other trade barriers, may be proposed or implemented with limited notice.

Our suppliers are primarily located in the Asia-Pacific region, with the majority based in China. In 2025, the U.S. government announced substantial new tariffs on many countries, including reciprocal tariffs targeting countries with which the United States has significant trade deficits. As a result, many of our product lines are subject to multiple tariffs imposed by the U.S. government on imports from China and other Asia-Pacific countries. There is uncertainty as to whether any, or all, of these tariffs will be fully implemented or sustained. These actions and any future modifications may increase our costs of goods sold, affect our pricing decisions, create volatility in customer order patterns, or impact competitiveness across product categories. In addition, changes in tariff rules, administration and enforcement may increase the risk of unanticipated duties, interest, penalties, shipment delays or other supply chain disruptions.

We continually evaluate the impact of existing and potential trade actions on our supply chain, costs, sales and profitability and pursue mitigation strategies, including evaluating sourcing options outside of China, working with suppliers and customers on cost recovery, and submitting tariff exclusion requests where available; however, we can provide no assurance that any mitigation strategies will be successful or sufficient to offset higher costs or related impacts. Given the uncertainty regarding the scope, timing, enforcement and duration of current or future trade actions by the U.S. government or other countries, and the possibility of additional, retaliatory or rapidly implemented measures, the impact on our operations and results remains uncertain and could be material.

Risks Related to Our Common Stock

The amount and frequency of dividend payments made on the Company's common stock could change.

The Company's Board of Directors ("Board") has the authority to determine the amount and frequency of the payment of dividends. Decisions regarding whether or not to pay dividends and the amount of any dividends are based on earnings, capital, future expense requirements, financial conditions, contractual limitations, credit instruments and other factors our Board may consider. In addition, as a holding company, substantially all of our assets are held by our consolidated subsidiaries, and we primarily rely on dividends and other payments or distributions from our consolidated subsidiaries to meet our debt service and other obligations and to enable us to pay dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization, which may limit our ability to pay dividends or make other payments. Accordingly, holders of our common stock should not rely on past payment of dividends in a particular amount as an indication of the amount of dividends, if any, that will be paid in the future.

Certain members of the Company's extended founding family own a substantial amount of Class A Common and Class B Common, and if they were to act in concert, could control the outcome of director elections and other stockholder votes on significant actions.

Hamilton Beach Holding has two classes of common stock: Company Class A common stock ("Class A Common") and Class B common stock ("Class B Common"). Holders of Class A Common are entitled to cast one vote per share and, as of December 31, 2025, accounted for approximately 21.5% of the voting power of the Company. Holders of Class B Common are entitled to cast ten votes per share and, as of December 31, 2025, accounted for the remaining voting power of the Company. As of December 31, 2025, certain members of the Company's extended founding family held approximately 34.4% of Class A Common and 93.7% of Class B Common. On the basis of this common stock ownership, certain members of the Company's extended founding family could exercise 81.0% of the Company's total voting power. Although there is no voting agreement among such family members, in writing or otherwise, if they were to act in concert, they would exert significant control over the outcome of director elections and other stockholder votes on significant actions, such as certain amendments to the Company's amended and restated certificate of incorporation and sale of the Company or substantially all of its assets. Because such family members could prevent other stockholders from exercising significant influence over significant corporate actions, the Company may be a less attractive takeover target, which could adversely affect the market price of its common stock.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Risk Management and Strategy

The Company is subject to various cybersecurity risks that could impact our systems and our ability to operate. We have developed processes to assess, identify and manage our risks related to cybersecurity threats which are incorporated into the Company's overall risk management process. On an ongoing basis we utilize threat prevention systems to monitor, block and protect our information technology systems which are monitored continuously by trained security personnel. Our process to prevent cybersecurity incidents involves layered security architecture designed to protect our networks, end-user devices, servers, and cloud solutions. On a regular basis, we conduct phishing email simulations and provide training resources to our employees. We have an Incident Response Plan to outline our process to manage cybersecurity threats and incidents. We utilize industry recognized security and compliance experts for regular security assessments. In order to oversee and identify risks from cybersecurity threats associated with our use of third-party service providers, we review their compliance against internationally recognized standards. However, this does not mean that the Company, or our third-party service providers, will meet, or maintain, any particular technical standard, specification, or requirement in the future, but rather we use these standards as a guide to help us identify, assess and manage cybersecurity risks and threats relevant to our business.

As of the filing of this Form 10-K, we are not aware of any cybersecurity incidents that have occurred since the beginning of 2025 that have materially affected, or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. We describe whether any risks from cybersecurity threats, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "Our business could suffer if information technology systems are disrupted, cease to operate effectively or become subject to a cybersecurity incident." included within our risk factor disclosures in Item 1A. Risk Factors of this Annual Report on Form 10-K, which information is incorporated herein by reference.

Governance

Cybersecurity is among our Board's oversight priorities. Through their oversight role, the Board has allocated oversight of cybersecurity risk to our Audit Review Committee of the Board. Our Audit Review Committee plays a vital role in our cybersecurity risk management process and regularly reviews the Company's cybersecurity and other information technology risks, controls and procedures. Throughout the year, management provides the Audit Review Committee with updates to our cybersecurity risk management process and our security monitoring and protection systems. The Audit Review Committee is kept informed of new security solutions planned for deployment. As part of their regular review of reports from management, the Audit Review Committee regularly reports cybersecurity risk updates to the Board, which enables the Board to incorporate the insights of such reports into its overall risk oversight analysis.

Our cybersecurity risk management processes are led by our VP, Information Technology, and Group Manager, Security and Infrastructure and the Company has implemented security and privacy policies across multiple infrastructure and application platforms as well as identity and access management enhancements. The VP, Information Technology has many years of experience in various roles involving managing information systems and cybersecurity functions and developing cybersecurity strategies. In order to enable the Company to prevent, detect, mitigate and remediate cybersecurity incidents, our security monitoring and protection systems are continuously monitored. The VP, Information Technology, is kept informed in accordance with our Incident Response Plan and reports matters to the Audit Review Committee as necessary.

Item 2. PROPERTIES

The following table presents the principal distribution and office facilities owned or leased:

Segment (use is indicated by 'X')				
Home and Commercial Products	Health	Facility Location	Owned/ Leased	Function(s) [2]
X	X	Glen Allen, Virginia	Leased	Global headquarters
X		Byhalia, Mississippi	Leased	Distribution center
X	X	Southern Pines, North Carolina	Owned	Service center for customer returns; distribution center; call center
X		Geel, Belgium	(1)	Distribution center
X		Belleville, Ontario, Canada	Leased	Distribution center
X		Markham, Ontario, Canada	Leased	Canada sales and administration headquarters
X		Shenzhen, People's Republic of China	(1)	Distribution center
X		Shenzhen, People's Republic of China	Leased	Administrative office
	X	Dublin, Ireland	Leased	Sales and administration headquarters
X		Mexico City, Mexico	Leased	Mexico sales and administrative headquarters
X		Tultitlan, Mexico	(1)	Distribution center

(1) This facility is not owned or leased by HBB. This facility is managed by a third-party distribution provider.
(2) Sales and distribution offices are also leased in several cities in the U.S. and China.

Item 3. LEGAL PROCEEDINGS

The information required by this Item 3 is set forth in Note 10 "Contingencies" included in our Financial Statements and Supplementary Data contained in Part IV of this Form 10-K and is hereby incorporated herein by reference to such information.

Item 4. MINE SAFETY DISCLOSURES

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common is traded on the New York Stock Exchange under the ticker symbol "HBB." Because of transfer restrictions, no trading market has developed, or is expected to develop, for our Class B Common. Class B Common is convertible into Class A Common on a one-for-one basis.

The declaration of future dividends, record dates and payout dates for such future dividends will be at the discretion of the Board and will depend on various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that the Board deems relevant.

As of February 20, 2026, there were 684 Class A Common stockholders of record and 711 Class B Common stockholders of record.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 20, 2025, the Company announced that our Board approved a stock repurchase program for the purchase of up to $25 million of our Class A Common outstanding starting January 1, 2026 and ending December 31, 2027. This program replaced the previous stock repurchase plan that started January 1, 2024 and ended December 31, 2025. During the years ended December 31, 2025, 2024 and 2023, we repurchased 467,804, 638,381 and 250,772 shares for an aggregate purchase price of $8.3 million, $13.5 million and $3.1 million, respectively. The aggregate purchase price amounts for 2025 and 2024 are stated excluding the 1% excise tax resulting from the Inflation Reduction Act of 2022. During the fourth quarter of 2025, we repurchased 71,739 shares for an aggregate purchase price of $1.1 million.

Additionally, during the year ended December 31, 2025, the Company withheld shares for tax payments due upon issuance of stock to employees under the Executive Long-Term Equity Incentive Compensation Plan (the "Incentive Plan"). During the year ended December 31, 2025, the Company repurchased 39,121 shares for an aggregate purchase price of $0.7 million pursuant to the Incentive Plan.

The total combined share repurchases from the stock repurchase program and the Incentive Plan during the year ended December 31, 2025, was 506,925 shares for an aggregate purchase price of $9.0 million (excluding the 1% excise tax as a result of the Inflation Reduction Act of 2022).

Issuer Purchases of Equity Securities [1]

	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased	Average Price Paid per Share [2]	Total Number of Shares Purchased as Part of the Publicly Announced Program	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program
Month #1 October 1 to 31, 2025	33,066	$ 14.73	33,066	$ 3,728,702
Month #2 November 1 to 30, 2025	26,472	$ 14.33	26,472	$ 3,349,286
Month #3 December 1 to 31, 2025	12,201	$ 16.28	12,201	$ 3,150,650
	71,739	$ 14.85	71,739	$ 3,150,650

[1] In November 2023, the Company's Board approved a stock repurchase program authorizing the repurchase of up to $25 million of the Company's Class A Common, which expired on December 31, 2025. On November 20, 2025, the Company announced that our Board approved a new stock repurchase program authorizing up to $25 million of our Class A Common, effective January 1, 2026 through December 31, 2027. Because the new program begins on January 1, 2026, its authorized amount is not included in the chart above.

[2] Average price paid per share includes costs associated with the repurchases but excludes the 1% excise tax on stock repurchases imposed by the Inflation Reduction Act of 2022.

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAMILTON BEACH BRANDS HOLDING COMPANY

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with our historical financial statements and related notes thereto and the other disclosures contained elsewhere in this Annual Report on Form 10-K. The following discussion and analysis focuses on our financial results for the years ended December 31, 2025 and 2024 and year-to-year comparisons between these years. A discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 is included in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2024.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and disclosure of contingent assets and liabilities (if any). Actual results could differ from those estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition: Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Sales taxes are excluded from revenue. At contract inception, we assess the goods and services promised in our contracts with customers and identify a performance obligation for each promised good or service that is distinct. We have elected to account for shipping and handling activities performed after a customer obtains control of the goods as activities to fulfill the promise to transfer the goods, and therefore these activities are not assessed as a separate service to customers. The amount of revenue recognized varies primarily with price concessions and changes in returns. We offer price concessions to our customers for incentive offerings, special pricing agreements, price competition, promotions or other volume-based arrangements. We determine whether price concessions offered to our customers are a reduction of the transaction price and revenue or are advertising expense, depending on whether we receive a distinct good or service from our customers and, if so, whether we can reasonably estimate the fair value of that distinct good or service. We evaluated such agreements with our customers and determined they should be accounted for as variable consideration.

To estimate variable consideration, we apply both the expected value method and most likely amount method based on the form of variable consideration, according to which method would provide the better prediction. The expected value method involves a probability weighted determination of the expected amount, whereas the most likely amount method identifies the single most likely outcome in a range of possible amounts.

We monitor our estimates of variable consideration, which includes returns and price concessions, and periodically adjust the carrying amounts as appropriate. During 2025, there were no material adjustments to the aforesaid estimates, and our past results of operations have not been materially affected by a change in these estimates. Although there can be no assurances, we are not aware of any circumstances that would be reasonably likely to materially change these estimates in the future.

Deferred Taxes: We determine deferred tax assets and/or liabilities by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled if there is no change in law. The effect on deferred taxes of a change in tax rates is recognized in net income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on our assessment of the realizability of such amounts.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAMILTON BEACH BRANDS HOLDING COMPANY

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

RESULTS OF OPERATIONS

Our results of operations were as follows for the years ended December 31:

2025 Compared with 2024

		Year Ended December 31				
	2025	% of Revenue	2024	% of Revenue	$ Change	% Change
Revenue	$ 606,852	100.0 %	$ 654,693	100.0 %	$ (47,841)	(7.3)%
Cost of sales	450,699	74.3 %	484,486	74.0 %	(33,787)	(7.0)%
Gross profit	156,153	25.7 %	170,207	26.0 %	(14,054)	(8.3)%
Selling, general and administrative expenses	119,263	19.7 %	126,703	19.4 %	(7,440)	(5.9)%
Amortization of intangible assets	311	0.1 %	302	— %	9	3.0 %
Operating profit	36,579	6.0 %	43,202	6.6 %	(6,623)	(15.3)%
Interest expense, net	703	0.1 %	613	0.1 %	90	14.7 %
Pension termination expense	—	— %	7,611	1.2 %	(7,611)	n/m
Other expense (income), net	235	— %	1,602	0.2 %	(1,367)	(85.3)%
Income before income taxes	35,641	5.9 %	33,376	5.1 %	2,265	6.8 %
Income tax expense	9,186	1.5 %	2,617	0.4 %	6,569	251.0 %
Net income	$ 26,455	4.4 %	$ 30,759	4.7 %	$ (4,304)	(14.0)%

n/m = not meaningful

Effective income tax rate	**25.8 %**		7.8 %

The following table identifies the components of the change in revenue for 2025 compared with 2024:

	Revenue
2024	$ 654,693
Increase (decrease) from:	
Unit volume and product mix	(52,943)
Foreign currency	(2,238)
Average sales price	7,340
2025	$ 606,852

Revenue - Total revenue decreased $47.8 million, or 7.3% compared to the prior year due to lower volumes in the Company's U.S. Consumer business in the second and third quarters as retailers paused buying in order to assess inventory levels and price increases flowing from the new tariffs implemented by the United States. Partially offsetting this decline was revenue growth in the Commercial and Health businesses.

Gross profit - Gross profit margin decreased to 25.7% in the current year compared to 26.0% in the prior year primarily due to the flow through of a one-time incremental tariff cost of $5.3 million, which negatively impacted full year margin by 90 basis points. Most of these costs were from a temporary spike in tariff rates on imports from China to 125%. This was partially offset by favorable customer and product mix due to the growth in our higher margin Commercial and Health businesses.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAMILTON BEACH BRANDS HOLDING COMPANY

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Selling, general and administrative expenses - Selling, general and administrative expenses decreased $7.4 million compared to the prior year. The decrease is primarily due to lower personnel costs associated with the restructuring actions taken by management in the second quarter and reduced incentive compensation expense.

Interest expense, net - Interest expense, net was $0.7 million in the current year compared to $0.6 million in the prior year.

Pension termination expense - During 2024, a one-time non-cash expense of $7.6 million was incurred in connection with the termination of the Company's U.S. defined benefit pension plan related to the reclassification of historical unrecognized losses from Accumulated Other Comprehensive Income.

Other expense (income), net - Other expense, net decreased $1.4 million. In the current year, other expense, net includes currency gains of $1.1 million compared to currency losses of $0.9 million in the prior year.

Income tax expense - The effective tax rate on income was 25.8% in the current year compared to 7.8% in the prior year. The effective tax rate was lower in the prior year primarily due to a tax benefit for foreign operations and a tax benefit related to a tax accounting method change in the U.S., neither of which recurred in the current year.

LIQUIDITY AND CAPITAL RESOURCES

Our cash flows are provided by dividends paid or distributions made by HBB. The only material assets held by us are the investments in our consolidated subsidiary. As a result, certain statutory limitations or regulatory or financing agreements could affect the levels of distributions allowed to be made by our subsidiary. We have not guaranteed any of the obligations of HBB.

Our principal sources of cash to fund liquidity needs are: (1) cash generated from operations and (2) borrowings available under the HBB Facility. Our primary use of funds consists of working capital requirements, operating expenses, payment of dividends, repurchase of shares, capital expenditures and payments of principal and interest on debt. As of December 31, 2025, we had cash and cash equivalents of $47.3 million, compared to $45.6 million as of December 31, 2024. We believe our liquidity and access to capital markets will be adequate to fund our cash requirements for the next twelve months and for the foreseeable future.

The Company has an agreement with a third-party administrator to provide an accounts payable tracking system which facilitates a participating supplier's ability to monitor and voluntarily elect to sell payment obligations owed by the Company to the designated third-party financial institution. Participating suppliers can sell one or more of the Company's payment obligations at their sole discretion. The Company has no economic interest in a supplier's decision to sell one or more of its payment obligations. The Company's rights and obligations with respect to such payment obligations, including amounts due and scheduled payment terms, are not impacted by suppliers' decisions to sell amounts under these arrangements. The agreement has a limit of $65.0 million in payment obligations. There is no requirement to provide assets pledged as security or other forms of guarantees under the agreement. The Company pays the third-party administrator based upon the original payment terms negotiated with participating suppliers. The payment of these obligations by the Company is included in cash used in operating activities in the Consolidated Statement of Cash Flows. As of December 31, 2025 and 2024, the Company has $29.9 million and $56.9 million, respectively, in outstanding payment obligations that are presented in Accounts payable on the Consolidated Balance Sheets. Of these totals, the third-party financial institution has made payments to participating suppliers to settle $21.8 million and $48.2 million, respectively, of our outstanding payment obligations.

See Note 1 "Nature of Operations and Summary of Significant Accounting Policies" included in our Financial Statements and Supplementary Data contained in Part IV of this Form 10-K for a rollforward of the Company's outstanding payment obligations confirmed as valid under our supplier finance program.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAMILTON BEACH BRANDS HOLDING COMPANY
(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

We do not rely on the supplier finance program as a means to manage our cash flow, as our payment terms to the third-party financial institution are the same as our terms to our participating suppliers. Therefore, we do not face a material risk if any party terminates the agreement. Our participation has not had a material impact on our Consolidated Balance Sheets, Statement of Cash Flows or liquidity.

The following table presents selected cash flow information:

	Year Ended December 31	
	(In thousands)	
	2025	2024
Net cash provided by (used for) operating activities	$ **13,813**	$ 65,415
Net cash provided by (used for) investing activities	$ **1,932**	$ (13,884)
Net cash provided by (used for) financing activities	$ **(15,417)**	$ (20,948)

December 31, 2025 Compared with December 31, 2024

Operating activities - Net cash provided by operating activities was $13.8 million, compared to cash provided of $65.4 million in the prior year, representing a decline of $51.6 million. The decrease in net cash provided is primarily due to an increase in net working capital, including lower accounts payable as we anniversary the inventory builds of late 2024. In addition, there was a reduction in other liabilities driven by decreased income tax payable primarily as the result of the "One Big Beautiful Bill Act" ("OBBBA") and lower incentive compensation payables compared to the prior year.

Investing activities - Net cash provided by investing activities was $1.9 million in the current year, compared to a net use of cash of $13.9 million in the prior year. The current year includes the proceeds received from the maturity of a U.S. Treasury bill, while the prior year includes the acquisition of HealthBeacon and the investment in the same U.S. Treasury bill.

Financing activities - Net cash used for financing activities decreased $5.5 million in the current year primarily due to decreased purchases of treasury stock.

Capital Resources

The HBB Facility the Company has is a $125 million senior secured floating-rate revolving credit facility that expires with repayment due on December 13, 2029. The HBB Facility also has an optional $25.0 million term loan. The obligations under the HBB Facility are secured by all of HBB's U.S. assets. The HBB Facility also requires HBB to achieve a minimum fixed charge coverage ratio in certain circumstances, as defined in the HBB Facility.

As of December 31, 2025, the borrowing base under the HBB Facility was $123.8 million and borrowings outstanding were $50.0 million. As of December 31, 2025, the excess availability under the HBB Facility was $73.8 million.

The maximum availability under the HBB Facility is governed by a borrowing base derived from advance rates against eligible trade receivables and inventory of HBB. As of December 31, 2025, interest on outstanding loans under the HBB Facility accrues at a per annum rate equal to, at HBB's option, either Term Secured Overnight Financing Rate (SOFR) (as defined in the HBB Facility) plus 1.65% or the Base Rate (as defined in the HBB Facility) plus 0.00%. As of December 31, 2025, the HBB Facility requires a fee of 0.20% per annum on the unused commitment thereunder. The weighted average interest rate applicable to the HBB Facility and the Prior HBB Facility for the year ended December 31, 2025 was 3.30% (after giving effect to the interest rate swap agreements described below).

To reduce the exposure to changes in the market rate of interest, we have entered into interest rate swap agreements for a portion of the HBB Facility. Terms of the interest rate swap agreements require us to receive a variable interest rate and pay a fixed interest rate.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAMILTON BEACH BRANDS HOLDING COMPANY

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The HBB Facility contains customary representations and warranties, events of default and covenants, including, among other things, covenants applicable to HBB and its subsidiaries limiting indebtedness, liens, investments, dispositions and restricted payments. Additionally, if Excess Availability (as defined in the HBB Facility) is less than $15.0 million at any time, the HBB Facility will require that HBB maintain a minimum Fixed Charge Coverage Ratio (as defined in the HBB Facility) of 1.00 to 1.00 until Excess Availability is greater than or equal to $15.0 million for 30 consecutive days. As of December 31, 2025, we were in compliance with all applicable financial covenants in the HBB Facility.

HBB does not expect to make voluntary repayments within the next twelve months under the HBB Facility as the rate of return to invest excess cash exceeds the average interest rate of the HBB Facility. A material decrease in interest rates could cause HBB to re-evaluate.

We maintain an arrangement with a financial institution to sell certain U.S. trade receivables of a single customer on a non-recourse basis.

Contractual Obligations, Contingent Liabilities and Commitments

Following is a table which summarizes the contractual obligations of Hamilton Beach Holding as of December 31, 2025:

Contractual Obligations	Total	Payments Due by Period 2026	2027	2028	2029	2030	Thereafter
Revolving credit agreements	$ 50,000	$ —	$ —	$ —	$ 50,000	$ —	$ —
Variable interest payments on HBB Facility	7,992	2,517	2,433	1,825	1,217	—	—
Purchase and other obligations	157,675	157,469	77	79	50	—	—
Operating lease obligations	50,158	7,420	6,970	6,596	6,492	5,791	16,889
Finance lease obligations	285	110	109	65	1	—	—
Total contractual cash obligations	**$ 266,110**	**$ 167,516**	**$ 9,589**	**$ 8,565**	**$ 57,760**	**$ 5,791**	**$ 16,889**

Our variable interest payments are calculated based upon our contractual payment schedule and the December 31, 2025 Base Rate (as defined in the HBB Facility) plus an applicable margin of 0.00%. A 0.25% increase in the Base Rate would increase our estimated total annual interest payments on the HBB Facility by approximately $0.4 million. Variable interest payments could change in the event HBB decides to make voluntary repayments.

Our purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

An event of default, as defined in the HBB Facility and in our operating and finance lease agreements, could cause an acceleration of the payment schedule. No such event of default for us has occurred or is anticipated to occur.

Given the funded status of the one defined benefit pension plan, we do not expect to contribute to the pension plan in 2026. Pension benefit payments are made from assets of the pension plan.

Off Balance Sheet Arrangements

We have not entered into any off balance sheet financing arrangements.

Recently Issued and Adopted Accounting Standards

Refer to Note 1 to the consolidated financial statements for discussion of recently issued and adopted accounting standards.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAMILTON BEACH BRANDS HOLDING COMPANY

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

FORWARD-LOOKING STATEMENTS

The statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this Annual Report on Form 10-K that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Such risks and uncertainties include, without limitation: (1) uncertain or unfavorable global economic conditions and impacts from tariffs, inflation, rising interest rates, recessions or economic slowdowns; (2) changes in costs, including transportation costs and tariffs, of sourced products; (3) the Company's ability to source and ship products to meet anticipated demand; (4) changes in or unavailability of quality or cost effective suppliers; (5) the Company's ability to successfully manage constraints throughout the global transportation supply chain; (6) delays in delivery of sourced products; (7) changes in the sales prices, product mix or levels of purchases of small electric and specialty housewares appliances; (8) changes in consumer retail and credit markets, including the increasing volume of transactions made through third-party internet sellers; (9) bankruptcy of or loss of major retail customers or suppliers; (10) exchange rate fluctuations, changes in the import tariffs and monetary policies and other changes in the regulatory climate in the countries in which the Company operates or buys and/or sells products; (11) the impact of tariffs on customer purchasing patterns; (12) customer acceptance of, price increases or delays in the development of new products; (13) product liability, regulatory actions or other litigation, warranty claims or returns of products; (14) increased competition, including consolidation within the industry; (15) changes in customers' inventory management strategies; (16) shifts in consumer shopping patterns, gasoline prices, weather conditions, the level of consumer confidence and disposable income as a result of economic conditions, unemployment rates or other events or conditions that may adversely affect the level of customer purchases of the Company's products; (17) changes mandated by federal, state and other regulation, including tax, health, safety or environmental legislation; (18) the Company's ability to identify, acquire or develop, and successfully integrate, new businesses or new product lines; and (19) other risk factors, including those described in the Company's filings with the Securities and Exchange Commission, including, but not limited to, this Annual Report on Form 10-K. Furthermore, the future impact of unfavorable economic conditions, including inflation, changing interest rates, availability of capital markets and consumer spending rates remains uncertain. In uncertain economic environments, we cannot predict whether or when such circumstances may improve or worsen, or what impact, if any, such circumstances could have on our business, results of operations, cash flows and financial position.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

We enter into certain financing arrangements that require interest payments based on floating interest rates. As such, our financial results are subject to changes in the market rate of interest. There is an inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. To reduce the exposure to changes in the market rate of interest, we have entered into interest rate swap agreements for a portion of our floating rate financing arrangements. We do not enter into interest rate swap agreements for trading purposes. Terms of the interest rate swap agreements require us to receive a variable interest rate and pay a fixed interest rate.

For the purpose of risk analysis, we use sensitivity analysis to measure the potential loss in fair value of financial instruments sensitive to changes in interest rates. We assume that a loss in fair value is an increase in our receivables. The fair value of our interest rate swap agreements was a receivable of $2.0 million as of December 31, 2025. A hypothetical 10% relative decrease in interest rates would cause a decrease of $0.1 million in the fair value of interest rate swap agreements and the resulting fair value would be a receivable of $1.9 million. Additionally, a hypothetical 10% relative increase in interest rates would cause an increase of $0.1 million in the fair value of interest rate swap agreements and the resulting fair value would be a receivable of $2.1 million. Neither would have a material impact to our interest expense, net of $0.7 million as of December 31, 2025.

FOREIGN CURRENCY EXCHANGE RATE RISK

We operate internationally through our foreign operating subsidiaries and enter into transactions denominated in foreign currencies, principally the Canadian dollar, the Mexican peso and, to a lesser extent, the Chinese yuan and the European Union euro. As such, our financial results are subject to the variability that arises from exchange rate movements. The fluctuation in the value of the U.S. dollar against other currencies affects the reported amounts of revenues, expenses, assets and liabilities. The potential impact of currency fluctuation increases as international expansion increases.

We use forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies and not for trading purposes. These contracts generally mature within twelve months and require us to buy or sell the functional currency in which the applicable subsidiary operates and buy or sell U.S. dollars at rates agreed to at the inception of the contracts.

For the purpose of risk analysis, we use sensitivity analysis to measure the potential loss in fair value of financial instruments sensitive to changes in foreign currency exchange spot rates. We assume that a loss in fair value is either a decrease to our assets or an increase to our liabilities. The fair value of our foreign currency exchange contracts was a net payable of $0.1 million as of December 31, 2025. Assuming a hypothetical 10% weakening of the U.S. dollar as of December 31, 2025, the fair value of foreign currency-sensitive financial instruments, which represents forward foreign currency exchange contracts, would be decreased by $0.3 million compared with its fair value as of December 31, 2025.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 8 is set forth in the Financial Statements and Supplementary Data contained in Part IV of this Form 10-K and is hereby incorporated herein by reference to such information.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements with accountants on accounting and financial disclosure for the two-year period ended December 31, 2025 that would require disclosure pursuant to this Item 9.

Item 9A. **CONTROLS AND PROCEDURES**

Evaluation of Disclosure Controls and Procedures: As required by Exchange Act Rule 13a-15(b), Company management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, management concluded that it maintained effective internal control over financial reporting as of December 31, 2025. The Company's effectiveness of internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report, which is included in Item 15 of this Form 10-K and incorporated herein by reference.

Changes in Internal Control over Financial Reporting: There were no changes in the Company's internal control over financial reporting identified during the fourth quarter of 2025, in connection with the evaluation by the Company's management required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. **OTHER INFORMATION**

None of the Company's directors or "officers" (as defined in Rule 16a-1(f) promulgated under the Exchange Act) adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K, during the Company's fiscal quarter ended December 31, 2025.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 of Part III will be included in the 2026 Proxy Statement, which information is incorporated herein by reference.

Information regarding our executive officers is included in this Form 10-K under the subheading "Information about our Executive Officers" of Part I.

We have insider trading policies and procedures applicable to our directors, officers, and employees, and have implemented processes for the Company, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the New York Stock Exchange listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Form 10-K.

We have a code of business conduct and ethics applicable to all Company personnel, including the principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions. The code of business conduct and ethics, entitled the "Code of Corporate Conduct," is posted on our website at www.hamiltonbeachbrands.com/investors/corporate-governance. If we make any amendments to, or grant any waiver from, the code that are required to be disclosed pursuant to the Securities Exchange Act of 1934, we will make such disclosure on our website.

Item 11. EXECUTIVE COMPENSATION

Information required by this Item 11 of Part III will be included in the 2026 Proxy Statement, which information is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 of Part III will be included in the 2026 Proxy Statement, which information is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this Item 13 of Part III will be included in the 2026 Proxy Statement, which information is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to principal accountant fees and services will be set forth in the 2026 Proxy Statement under the heading "Part II — Proposals To Be Voted On At The 2026 Annual Meeting — Proposal 3 — Ratification of the Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2026," which information is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Documents that are filed as part of this report

The response to Item 15(a)(1) is set forth beginning at page F-1 of this Form 10-K.

(a)(2) Financial Statement Schedules

The response to Item 15(a)(2) is set forth beginning at page F-40 of this Form 10-K.

(a)(3) and (b) Exhibits required by Item 601 of Regulation S-K

The response to Item 15(a)(3) and (b) is set forth as follows:

(3) Articles of Incorporation and By-laws.

3.1	Amended and Restated Certificate of Incorporation of Hamilton Beach Brands Holding Company is incorporated by reference to Exhibit 3.1 to Hamilton Beach Brands Holding Company's Registration Statement on Form 8-A, filed by the Company on September 22, 2017, Commission File Number 000-55845.
3.2	Amendment to the Amended and Restated Certificate of Incorporation of Hamilton Beach Brands Holding Company is incorporated by reference to Exhibit 3.1 to Hamilton Beach Brands Holding Company's Current Report on Form 8-K, filed by the Company on May 13, 2024, Commission File Number 001-38214.
3.3	Amended and Restated Bylaws of Hamilton Beach Brands Holding Company are incorporated by reference to Exhibit 3.2 to Hamilton Beach Brands Holding Company's Registration Statement on Form 8-A, filed by the Company on September 22, 2017, Commission File Number 000-55845.

(4) Instruments defining the rights of security holders, including indentures.

4.1	Specimen of Hamilton Beach Brands Holding Company Class A Common Stock certificate is incorporated by reference to Exhibit 4.1 to Hamilton Beach Brands Holding Company's Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company on September 18, 2017, Commission File Number 333-220066.
4.2	Specimen of Hamilton Beach Brands Holding Company Class B Common Stock certificate is incorporated by reference to Exhibit 4.2 to Hamilton Beach Brands Holding Company's Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company on September 18, 2017, Commission File Number 333-220066.
4.3	Description of the Company's Securities is incorporated by reference to Exhibit 4.3 to Hamilton Beach Brands Holding Company's Annual Report on Form 10-K, filed by the Company on March 6, 2024, Commission File Number 001-38214.

(10) Material Contracts.

10.1	Stockholders' Agreement, dated as of September 29, 2017, by and among the Participating Stockholders' (as defined therein), Hamilton Beach Brands Holding Company, and the Depository (as defined therein) is incorporated by reference to Exhibit 10.4 to Hamilton Beach Brands Holding Company's Current Report on Form 8-K, filed by the Company on October 4, 2017, Commission File Number 001-38214.
10.2	Amendment to Stockholders' Agreement, dated as of February 24, 2020, by and among the Depository, Hamilton Beach Brands Holding Company, the new Participating Stockholders identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 29, 2017, as amended, by and among the Participating Stockholders, Hamilton Beach Brands Holding Company and the Depository is incorporated by reference to Exhibit 10.38 to Hamilton Beach Brands Holding Company's Annual Report on Form 10-K/A, filed by the Company on July 24, 2020, Commission File Number 001-38214.
10.3	Amendment to Stockholders' Agreement, dated as of December 21, 2020, by and among the Depository, Hamilton Beach Brands Holding Company, the new Participating Stockholders identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 29, 2017, as amended, by and among the Participating Stockholders, Hamilton Beach Brands Holding Company and the Depository is incorporated by reference to Exhibit 19 filed with Amendment No. 4 to the Statement on Schedule 13D, filed by the reporting persons named therein on February 12, 2021, Commission File Number 005-90132.
10.4	Amendment to Stockholders' Agreement, dated as of February 11, 2022, by and among the Depository, Hamilton Beach Brands Holding Company, the new Participating Stockholders identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 29, 2017, as amended, by and among the Participating Stockholders, Hamilton Beach Brands Holding Company and the Depository is incorporated by reference to Exhibit 18 filed with Amendment No. 2 to the Statement on Schedule 13D, filed by the reporting persons named therein on February 11, 2022, Commission File Number 005-90132.
10.5	Amendment to Stockholders' Agreement, dated as of March 11, 2024, by and among the Depository, Hamilton Beach Brands Holding Company, the new Participating Stockholders identified on the signature pages thereto and the Participating Stockholders under the Stockholders' Agreement, dated as of September 29, 2017, as amended, by and among the Participating Stockholders, Hamilton Beach Brands Holding Company and the Depository is incorporated by reference to Exhibit 26 filed with Amendment 9 to the Statement on Schedule 13D, filed by the reporting persons named therein on March 13, 2024. Commission File Number 005-90132.
10.6	Amendment to Stockholders' Agreement, dated as of June 12, 2025, by and between the Depository, Hamilton Beach Brands Holding Company and the Participating Stockholders under the Stockholders' Agreement, dated as of September 29, 2017, as amended by and among the Participating Stockholders, Hamilton Beach Brands Holding Company and the Depository is incorporated by reference to Exhibit 31filed with Amendment No. 11to the Statement on Schedule 13D, filed by the reporting persons named therein on June 13, 2025. Commission File Number 005-90132.
10.7	Second Amended and Restated Credit Agreement, dated as of December 13, 2024, between Hamilton Beach Brands, Inc., as borrower, and Wells Fargo Bank, National Association, as lender is incorporated by reference to Exhibit 10.1 to Hamilton Beach Brands Holding Company's Current Report on Form 8-K, filed by the Company on December 17, 2024, Commission File Number 001-38214.
10.8*	The Hamilton Beach Brands, Inc. Annual Incentive Compensation Plan (Effective January 1, 2014) is incorporated by reference to Exhibit 10.1 to NACCO Industries, Inc.'s Current Report on Form 8-K, filed by NACCO Industries, Inc. on May 9, 2014, Commission File Number 001-09172.
10.9*	Amendment No. 1 The Hamilton Beach Brands, Inc. Annual Incentive Compensation Plan (Effective January 1, 2014) is incorporated by reference to Exhibit 10.32 to Hamilton Beach Brands Holding Company's Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company on September 18, 2017, Commission File Number 333-220066.
10.10*	Amendment No. 2 to the Hamilton Beach Brands, Inc. Annual Incentive Compensation Plan, dated as of March 1, 2014 is incorporated by reference to Exhibit 10.3 to Hamilton Beach Brands Holding Company's Quarterly Report on Form 10-Q, filed by the Company on October 30, 2018, Commission File Number 001-38214.
10.11*	Hamilton Beach Brands, Inc. Long-Term Incentive Compensation Plan (Amended and Restated Effective March 1, 2015) is incorporated by reference to Exhibit 10.2 to NACCO Industries, Inc.'s Current Report on Form 8-K, filed by NACCO Industries, Inc. on May 18, 2015, Commission File Number 001-09172.
10.12*	Amendment No. 1 to Hamilton Beach Brands, Inc. Long-Term Incentive Compensation Plan (Amended and Restated Effective March 1, 2015) is incorporated by reference to Exhibit 10.31 to Hamilton Beach Brands Holding Company's Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company on September 18, 2017, Commission File Number 333-220066.
10.13*	Amendment No. 2 to the Hamilton Beach Brands, Inc. Long-Term Incentive Compensation Plan, dated as of March 1, 2015 is incorporated by reference to Exhibit 10.2 to Hamilton Beach Brands Holding Company's Quarterly Report on Form 10-Q, filed by the Company on October 30, 2018, Commission File Number 001-38214.

10.14*	Hamilton Beach Brands Holding Company Executive Long-Term Equity Incentive Plan (Effective September 29, 2017) is incorporated by reference to Exhibit 10.34 to Hamilton Beach Brands Holding Company's Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company on September 18, 2017, Commission File Number 333-220066.
10.15*	Form of Cashless Exercise Award Agreement for the Hamilton Beach Brands Holding Company Executive Long-Term Equity Incentive Plan is incorporated by reference to Exhibit 10.36 to Hamilton Beach Brands Holding Company's Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company on September 18, 2017, Commission File Number 333-220066.
10.16*	Form of Non-Cashless Exercise Award Agreement for the Hamilton Beach Brands Holding Company Executive Long-Term Equity Incentive Plan is incorporated by reference to Exhibit 10.37 to Hamilton Beach Brands Holding Company's Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company on September 18, 2017, Commission File Number 333-220066.
10.17*	Amendment No. 1 to the Hamilton Beach Brands Holding Company Executive Long-Term Equity Incentive Plan, dated as of September 29, 2017 is incorporated by reference to Exhibit 10.1 to Hamilton Beach Brands Holding Company's Quarterly Report on Form 10-Q, filed by the Company on October 30, 2018, Commission File Number 001-38214.
10.18*	Amended and Restated Hamilton Beach Brands Holding Company Executive Long-Term Equity Incentive Plan, dated as of March 1, 2020 is incorporated by reference to Appendix A of Hamilton Beach Brands Holding Company's Definitive Proxy Statement on Form DEF 14A, filed by the Company on March 26, 2020, Commission File Number 001-38214.
10.19*	Hamilton Beach Brands Holding Company Executive Long-Term Equity Incentive Plan, amended and restated effective March 1, 2022 is incorporated by reference to Exhibit 4.4 to the Hamilton Beach Brands Holding Company's Registration Statement on Form S-8, filed by the Company on May 18, 2022, Commission File Number 333-265031.
10.20*	Hamilton Beach Brands Holding Company Executive Long-Term Equity Incentive Plan, amended and restated effective March 1, 2024 is incorporated by reference to Exhibit 4.4 to the Hamilton Beach Brands Holding Company's Registration Statement on Form S-8, filed by the Company on May 9, 2024, Commission File Number 333-279263.
10.21*	Form of Cashless Exercise Award Agreement for the Hamilton Beach Brands Holding Company Executive Long-Term Equity Incentive Plan is incorporated by reference to Exhibit 10.2 to Hamilton Beach Brands Holding Company's Quarterly Report on Form 10-Q, filed by the Company on May 5, 2021, Commission File Number 001-38214.
10.22*	Hamilton Beach Brands Holding Company Supplemental Executive Long-Term Incentive Bonus Plan (Effective September 29, 2017) is incorporated by reference to Exhibit 10.38 to Hamilton Beach Brands Holding Company's Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company on September 18, 2017, Commission File Number 333-220066.
10.23*	Form of Award Agreement for the Hamilton Beach Brands Holding Company Supplemental Executive Long-Term Incentive Bonus Plan is incorporated by reference to Exhibit 10.39 to Hamilton Beach Brands Holding Company's Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company on September 18, 2017, Commission File Number 333-220066.
10.24*	Hamilton Beach Brands Holding Company Non-Employee Director's Equity Compensation Plan (Effective September 29, 2017) is incorporated by reference to Exhibit 10.35 to Hamilton Beach Brands Holding Company's Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company on September 18, 2017, Commission File Number 333-220066.
10.25*	Hamilton Beach Brands Holding Company Non-Employee Directors' Equity Compensation Plan (Amended and Restated Effective May 18, 2021) is incorporated by reference to Exhibit 10.1 to Hamilton Beach Brands Holding Company's Quarterly Report on Form 10-Q, filed by the Company on August 4, 2021, Commission File Number 001-38214.
10.26*	Hamilton Beach Brands Holding Company Non-Employee Directors' Equity Compensation Plan, amended and restated effective May 9, 2024 is incorporated by reference to Exhibit 4.4 to the Hamilton Beach Brands Holding Company's Registration Statement on Form S-8, filed by the Company on May 9, 2024, Commission File Number 333-279260.
10.27*	The Hamilton Beach Brands, Inc. Excess Retirement Plan (As Amended and Restated Effective January 1, 2015) is incorporated by reference to Exhibit 10.71 to NACCO Industries, Inc.'s Annual Report on Form 10-K, filed by NACCO Industries, Inc. on March 9, 2015, Commission File Number 001-09172.
10.28*	Amendment No. 1 to The Hamilton Beach Brands, Inc. Excess Retirement Plan (As Amended and Restated Effective January 1, 2015) is incorporated by reference to Exhibit 10.77 to NACCO Industries, Inc.'s Annual Report on Form 10-K, filed by NACCO Industries, Inc. on March 2, 2016, Commission File Number 001-09172.
10.29*	Amendment No. 2 to The Hamilton Beach Brands, Inc. Excess Retirement Plan (As Amended and Restated Effective January 1, 2015) is incorporated by reference to Exhibit 10.33 to Hamilton Beach Brands Holding Company's Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company on September 18, 2017, Commission File Number 333-220066.
10.30*	Consulting Agreement, dated as of December 14, 2018 between Alfred M. Rankin, Jr. and Hamilton Beach Brands Holding Company, effective January 1, 2019 is incorporated by reference to Exhibit 99 of Hamilton Beach Brands Holding Company's Current Report on Form 8-K, filed by the Company on December 28, 2018, Commission File Number 001-38214.
10.31*	Amendment to Consulting Agreement between Alfred M. Rankin, Jr. and Hamilton Beach Brands Holding Company, dated as of December 11, 2025, effective January 1, 2026.

(19) Insider trading policies and procedures

19.1	Insider Trading Policy is incorporated by reference to Exhibit 19.1 to Hamilton Beach Brands Holding Company's Annual Report on Form 10-K, filed by the Company on February 26, 2025, Commission File Number 001-38214.

(21) Subsidiaries of the registrant.

21.1	A list of the subsidiaries of the Company is attached hereto as Exhibit 21.

(23) Consents of experts and counsel.

23.1   Consent of Ernst & Young LLP.

(31) Rule 13a-14(a)/15d-14(a) Certifications.

31(i)(1)   Certification of R. Scott Tidey pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act is attached hereto as Exhibit 31(i)(1).

31(i)(2)   Certification of Sally M. Cunningham pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act is attached hereto as Exhibit 31(i)(2).

(32)   Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed and dated by R. Scott Tidey and Sally M. Cunningham

(97) Policy relating to recovery of erroneously awarded compensation

97.1   Policy relating to recovery of erroneously awarded compensation is incorporated by reference to Exhibit 97.1 to Hamilton Beach Brands Holding Company's Annual Report on Form 10-K, filed by the Company on March 6, 2024, Commission File Number 001-38214

101.INS   Inline XBRL Instance Document

101.SCH   Inline XBRL Taxonomy Extension Schema Document

101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Management contract or compensation plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hamilton Beach Brands Holding Company

(Registrant)

Signature	Title	Date
By: /s/ Sally M. Cunningham Sally M. Cunningham	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)/ (Principal Accounting Officer)	February 25, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. Scott Tidey R. Scott Tidey	President and Chief Executive Officer (Principal Executive Officer), Director	February 25, 2026
/s/ Sally M. Cunningham Sally M. Cunningham	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)/ (Principal Accounting Officer)	February 25, 2026
/s/ Mark R. Belgya Mark R. Belgya	Director	February 25, 2026
/s/ J.C. Butler, Jr. J.C. Butler, Jr.	Director	February 25, 2026
/s/ Paul D. Furlow Paul D. Furlow	Director	February 25, 2026
/s/ Dennis W. LaBarre Dennis W. LaBarre	Director	February 25, 2026
/s/ April L. Lane April L. Lane	Director	February 25, 2026
/s/ Bela S. Mehta Bela S. Mehta	Director	February 25, 2026

Signature	Title	Date
/s/ Michael S. Miller		
Michael S. Miller	Director	February 25, 2026
/s/ Alfred M. Rankin, Jr.		
Alfred M. Rankin, Jr.	Director	February 25, 2026
/s/ Thomas T. Rankin		
Thomas T. Rankin	Director	February 25, 2026
/s/ James A. Ratner		
James A. Ratner	Director	February 25, 2026
/s/ Clara R. Williams		
Clara R. Williams	Director	February 25, 2026

ANNUAL REPORT ON FORM 10-K

ITEM 8, ITEM 15(a)(1) AND (2)

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULE

YEAR ENDED DECEMBER 31, 2025

HAMILTON BEACH BRANDS HOLDING COMPANY

GLEN ALLEN, VIRGINIA

FORM 10-K

ITEM 15(a)(1) AND (2)
HAMILTON BEACH BRANDS HOLDING COMPANY

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statements of Hamilton Beach Brands Holding Company are incorporated by reference in Item 8:

Reports of Ernst & Young LLP, Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-3
Consolidated Statements of Operations	F-6
Consolidated Statements of Comprehensive Income (Loss)	F-7
Consolidated Balance Sheets	F-8
Consolidated Statements of Cash Flows	F-9
Consolidated Statements of Equity	F-10
Notes to Consolidated Financial Statements	F-11

The following consolidated financial statement schedule of Hamilton Beach Brands Holding Company is included in Item 15(a)(2):

Schedule II — Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable, or the required information is shown in the consolidated financial statements, and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Hamilton Beach Brands Holding Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hamilton Beach Brands Holding Company (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), cash flows and equity for each of the three years in the period ended December 31, 2025, and the related notes and Financial Statement Schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of customer price concession accrual

Description of the Matter	As described in Notes 1 and 9 to the consolidated financial statements, the Company offers price concessions to certain of its customers, which results in variable consideration. The Company recognizes a reduction to revenue and a corresponding accrual for price concessions as the related products are sold based on the estimated amount of customer sales incentives to be deducted by trade customers.
	Auditing the valuation of the customer price concession accrual was complex and involved a high degree of auditor effort because the calculation involves various customer programs. The price concession accrual reflects management's assumptions about future deductions to be taken by customers, which relies upon retrospective analysis of price concessions claimed by customers and management's knowledge of its customer base. In addition to historical experience, the Company considers specific known events to estimate expected price concessions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls that address the risk of material misstatement relating to the customer price concession accrual. For example, we tested controls over management's review of adjustments to the customer price concession accrual, as well as their review of estimated future deductions to be taken by customers and specific known events. We also tested controls over the completeness and accuracy of relevant data underlying the accrual.
	Our audit procedures included, among others, testing a sample of the underlying data used by management in development of the customer price concession accrual, testing a sample of credit memos issued subsequent to year-end, performing a hindsight analysis, and performing inquiries of executives within the Company responsible for certain of the respective customer relationships.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

Richmond, Virginia
February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Hamilton Beach Brands Holding Company

Opinion on Internal Control Over Financial Reporting

We have audited Hamilton Beach Brands Holding Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hamilton Beach Brands Holding Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 25, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Richmond, Virginia
February 25, 2026

HAMILTON BEACH BRANDS HOLDING COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31				
		2025		2024		2023
		(In thousands, except per share data)				
Revenue	$	**606,852**	$	654,693	$	625,625
Cost of sales		**450,699**		484,486		481,949
Gross profit		**156,153**		170,207		143,676
Selling, general and administrative expenses		**119,263**		126,703		108,395
Amortization of intangible assets		**311**		302		200
Operating profit		**36,579**		43,202		35,081
Interest expense, net		**703**		613		3,000
Pension termination expense		**—**		7,611		—
Other expense (income), net		**235**		1,602		385
Income before income taxes		**35,641**		33,376		31,696
Income tax expense (benefit)		**9,186**		2,617		6,454
Net income	$	**26,455**	$	30,759	$	25,242
Basic and diluted earnings per share	$	**1.95**	$	2.20	$	1.80
Basic weighted average shares outstanding		**13,552**		13,950		14,036
Diluted weighted average shares outstanding		**13,571**		13,963		14,060

See notes to consolidated financial statements.

HAMILTON BEACH BRANDS HOLDING COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year Ended December 31				
		2025		2024		2023
		(In thousands)				
Net income	$	**26,455**	$	30,759	$	25,242
Other comprehensive income, net of tax:						
Foreign currency translation adjustment		**3,914**		(5,867)		1,859
Gain (loss) on long-term intra-entity foreign currency transactions		**—**		—		653
Cash flow hedging activity		**(1,548)**		2,371		(3,365)
Reclassification of hedging activities into earnings		**(928)**		(1,223)		1,631
Pension plan adjustment		**205**		999		103
Reclassification related to pension termination activity into earnings		**48**		5,668		—
Reclassification of pension adjustments into earnings		**106**		142		370
Total other comprehensive income, net of tax	$	**1,797**	$	2,090	$	1,251
Comprehensive income	$	**28,252**	$	32,849	$	26,493

See notes to consolidated financial statements.

HAMILTON BEACH BRANDS HOLDING COMPANY
CONSOLIDATED BALANCE SHEETS

| | December 31 | |
	2025	2024
	(In thousands)	
Assets		
Current assets		
Cash and cash equivalents	$ 47,313	$ 45,644
Trade receivables, net	110,535	117,068
Inventory	133,833	124,904
Prepaid expenses and other current assets	13,052	16,103
Total current assets	304,733	303,719
Property, plant and equipment, net	30,253	34,401
Right-of-use lease assets	34,614	36,049
Goodwill	7,099	7,099
Other intangible assets, net	2,093	2,101
Deferred tax assets	3,607	6,693
Deferred costs	2,925	16,156
Other non-current assets	12,300	8,849
Total assets	$ 397,624	$ 415,067
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 86,376	$ 104,161
Accrued compensation	13,956	18,792
Accrued product returns	7,875	7,876
Lease liabilities	5,497	5,193
Other current liabilities	9,529	18,098
Total current liabilities	123,233	154,120
Revolving credit agreements	50,000	50,000
Lease liabilities, non-current	36,416	39,008
Other long-term liabilities	5,130	6,036
Total liabilities	214,779	249,164
Stockholders' equity		
Preferred stock, par value $0.01 per share	—	—
Class A Common stock, par value $0.01 per share; 11,870 and 11,476 shares issued as of December 31, 2025 and 2024, respectively	119	115
Class B Common stock, par value $0.01 per share, convertible into Class A on a one-for-one basis; 3,587 and 3,603 shares issued as of December 31, 2025 and 2024, respectively	36	36
Capital in excess of par value	80,795	76,668
Treasury stock	(35,213)	(26,202)
Retained earnings	143,888	123,863
Accumulated other comprehensive loss	(6,780)	(8,577)
Total stockholders' equity	182,845	165,903
Total liabilities and stockholders' equity	$ 397,624	$ 415,067

See notes to consolidated financial statements.

HAMILTON BEACH BRANDS HOLDING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2025	2024	2023
	(In thousands)		
Operating activities			
Net income	$ 26,455	$ 30,759	$ 25,242
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation and amortization	5,887	4,801	4,362
Deferred income taxes	3,753	(7,269)	(906)
Stock compensation expense	4,131	6,270	5,394
Pension termination expense	—	7,611	—
Other	99	6,354	(358)
Net changes in operating assets and liabilities:			
Trade receivables	9,303	13,840	(18,768)
Inventory	(6,666)	(4,103)	30,761
Other assets	9,598	713	10,856
Accounts payable	(18,110)	4,747	37,493
Other liabilities	(20,637)	1,692	(5,440)
Net cash provided by (used for) operating activities	13,813	65,415	88,636
Investing activities			
Expenditures for property, plant and equipment	(2,777)	(3,193)	(3,419)
Acquisition of business, net of cash acquired	—	(7,412)	—
Issuance of secured loan	—	(600)	(1,605)
Repayment of secured loan	—	2,205	—
Purchase of U.S. Treasury bill	—	(4,884)	—
Proceeds from maturity of U.S. Treasury bill	5,000	—	—
Other	(291)	—	(150)
Net cash provided by (used for) investing activities	1,932	(13,884)	(5,174)
Financing activities			
Net additions (reductions) to revolving credit agreements	—	—	(60,916)
Purchase of treasury stock	(8,987)	(14,106)	(3,074)
Cash dividends paid	(6,430)	(6,294)	(6,082)
Financing fees paid	—	(548)	—
Net cash provided by (used for) financing activities	(15,417)	(20,948)	(70,072)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	461	(438)	1,084
Cash, cash equivalents and restricted cash			
Increase (decrease) for the year	789	30,145	14,474
Balance at the beginning of the year	46,524	16,379	1,905
Balance at the end of the year	$ 47,313	$ 46,524	$ 16,379
Reconciliation of cash, cash equivalents and restricted cash			
Cash and cash equivalents	$ 47,313	$ 45,644	$ 15,370
Restricted cash included in prepaid expenses and other current assets	—	880	72
Restricted cash included in other non-current assets	—	—	937
Total cash, cash equivalents and restricted cash	$ 47,313	$ 46,524	$ 16,379

See notes to consolidated financial statements.

HAMILTON BEACH BRANDS HOLDING COMPANY
CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except per share data)

	Class A Common Stock	Class B Common Stock	Capital in Excess of Par Value	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, January 1, 2023	$ 107	$ 38	$ 65,008	$ (8,939)	$ 80,238	$ (11,918)	$ 124,534
Net income	—	—	—	—	25,242	—	25,242
Issuance of common stock, net of conversions	5	(2)	(1)	—	—	—	2
Purchase of treasury stock	—	—	—	(3,074)	—	—	(3,074)
Stock compensation expense	—	—	5,394	—	—	—	5,394
Cash dividends, $0.435 per share	—	—	—	—	(6,082)	—	(6,082)
Other comprehensive income (loss)	—	—	—	—	—	(750)	(750)
Reclassification adjustment to net income	—	—	—	—	—	2,001	2,001
Balance, December 31, 2023	$ 112	$ 36	$ 70,401	$ (12,013)	$ 99,398	$ (10,667)	$ 147,267
Net income	—	—	—	—	30,759	—	30,759
Issuance of common stock, net of conversions	3	—	(3)	—	—	—	—
Purchase of treasury stock	—	—	—	(14,189)	—	—	(14,189)
Stock compensation expense	—	—	6,270	—	—	—	6,270
Cash dividends, $0.455 per share	—	—	—	—	(6,294)	—	(6,294)
Other comprehensive income (loss)	—	—	—	—	—	(2,497)	(2,497)
Reclassification adjustment to net income	—	—	—	—	—	4,587	4,587
Balance, December 31, 2024	$ 115	$ 36	$ 76,668	$ (26,202)	$ 123,863	$ (8,577)	$ 165,903
Net income	—	—	—	—	26,455	—	26,455
Issuance of common stock, net of conversions	4	—	(4)	—	—	—	—
Purchase of treasury stock	—	—	—	(9,011)	—	—	(9,011)
Stock compensation expense	—	—	4,131	—	—	—	4,131
Cash dividends, $0.475 per share	—	—	—	—	(6,430)	—	(6,430)
Other comprehensive income (loss)	—	—	—	—	—	2,571	2,571
Reclassification adjustment to net income	—	—	—	—	—	(774)	(774)
Balance, December 31, 2025	$ 119	$ 36	$ 80,795	$ (35,213)	$ 143,888	$ (6,780)	$ 182,845

See notes to consolidated financial statements.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

NOTE 1 - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Throughout this Annual Report on Form 10-K and the notes to consolidated financial statements, references to “Hamilton Beach Holding”, “the Company”, “we”, “us” and “our” and similar references are to Hamilton Beach Brands Holding Company and its subsidiaries on a consolidated basis unless otherwise noted or as the context otherwise requires. Hamilton Beach Brands Holding Company is a holding company and operates through its indirect, wholly owned subsidiary, Hamilton Beach Brands, Inc., a Delaware corporation (“HBB”).

We are a leading designer, marketer and distributor of a wide range of brand name small electric household and specialty housewares appliances, and commercial products for restaurants, fast food chains, bars and hotels, and are a provider of connected devices and software for healthcare management.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and disclosure of contingent assets and liabilities (if any). Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with original maturities of three months or less.

U.S. Treasury Bills

During the third quarter of 2024, the Company invested $9.8 million of excess cash on hand into two U.S. Treasury Bills with original maturities of three and six months. U.S. Treasury Bills with an original maturity of 3 months or less are included within cash and cash equivalents on the Consolidated Balance Sheets and those greater than 3 months but less than one year are included within prepaid expenses and other current assets on the Consolidated Balance Sheets. The Company classified these U.S. Treasury Bills as held-to-maturity as it intended to hold these securities until maturity. Held-to-maturity debt securities are recorded at amortized cost. Discounts from and premiums to par value on held-to-maturity debt securities are accreted/amortized into interest income over the life of the respective security using the effective interest method. The Company evaluates for other than temporary impairment on an ongoing basis. No impairment has been recognized for investments in debt securities for any period presented. As of December 31, 2025 and 2024, the amortized cost and net carrying value of the security recognized in prepaid expenses and other current assets was $0 and $5.0 million, respectively. There were no U.S. Treasury Bills recognized within cash and cash equivalents on the Consolidated Balance Sheets as of December 31, 2025 or 2024.

Trade Receivables

Allowances for credit losses are maintained against trade receivables for estimated losses resulting from the inability of customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire customer pool. Accounts are written off against the allowance when it becomes evident collection will not occur.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The Company maintains significant trade receivables balances with several large retail customers. As of December 31, 2025 and 2024, receivables from the Company's five largest customers represented 65% and 68%, respectively, of HBB's net trade receivables. The Company's significant credit concentration is uncollateralized; however, historically, minimal credit losses have been incurred.

Accounts payable - Supplier Finance Program

The Company has an agreement with a third-party administrator to provide an accounts payable tracking system which facilitates a participating supplier's ability to monitor and voluntarily elect to sell payment obligations owed by the Company to the designated third-party financial institution. Participating suppliers can sell one or more of the Company's payment obligations at their sole discretion. The Company has no economic interest in a supplier's decision to sell one or more of its payment obligations. The Company's rights and obligations with respect to such payment obligations, including amounts due and scheduled payment terms, are not impacted by suppliers' decisions to sell amounts under these arrangements. The agreement has a limit of $65.0 million in payment obligations. There is no requirement to provide assets pledged as security or other forms of guarantees under the agreement. The Company pays the third-party administrator based upon the original payment terms negotiated with participating suppliers. The payment of these obligations by the Company is included in cash used in operating activities in the Consolidated Statement of Cash Flows. As of December 31, 2025 and 2024, the Company has $29.9 million and $56.9 million, respectively, in outstanding payment obligations that are presented in Accounts payable on the Consolidated Balance Sheets. Of these totals, the third-party financial institution has made payments to participating suppliers to settle $21.8 million and $48.2 million, respectively, of our outstanding payment obligations.

A rollforward of the Company's outstanding payment obligations confirmed as valid under our supplier finance program for the period shown were as follows:

	2025
Confirmed obligations outstanding as of January 1	$ 56,940
Invoices confirmed during the year	170,263
Confirmed invoices paid during the year	(197,327)
Confirmed obligations outstanding as of December 31	$ 29,876

Transfer of Financial Assets

The Company has entered into an arrangement with a financial institution to sell certain U.S. trade receivables on a non-recourse basis. Under the terms of the agreement, the Company receives cash proceeds and retains no rights or interest and has no obligations with respect to the sold receivables. These transactions, which are accounted for as sold receivables, result in a reduction in trade receivables because the agreement transfers effective control over and risk related to the receivables to the buyer. Under this arrangement, the Company derecognized $145.0 million and $149.7 million of trade receivables during 2025 and 2024, respectively. The losses incurred on sold receivables in the Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023 were not material. The Company does not carry any servicing assets or liabilities. Cash proceeds from this arrangement are reflected as operating activities.

Inventory

Inventory is stated at the lower of cost or net realizable value with cost determined under the first-in, first-out ("FIFO") method. Adjustments to the carrying value are recorded for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation, amortization and accumulated impairment losses. Depreciation and amortization are recorded generally using the straight-line method over the estimated useful lives of the assets. Estimated lives for buildings are up to 40 years, and for machinery, equipment and furniture and fixtures range from three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease. The units-of-production method is used to amortize certain tooling for sourced products. Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful life of the software. If the useful life of property, plant and equipment is reassessed during any period, the Company recognizes accelerated depreciation expense in accordance with the reduced expected holding period of the asset. Gains or losses from the sale of assets are included in selling, general and administrative expenses. Repairs and maintenance are charged to expense as incurred. Interest is capitalized for qualifying long-term capital asset projects as a part of the historical cost of acquiring the asset.

The Company evaluates long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is estimated at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of acquisitions over the estimated fair value of the net assets acquired. Goodwill is not amortized but evaluated at least annually for impairment. The Company conducts its annual test for impairment as of October 1 of each year and it may be conducted more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. The Company may elect to perform a qualitative assessment that considers economic, industry, and company-specific factors for all or selected reporting units. If, after completing this assessment, it is determined that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, the Company would proceed to a quantitative test. The Company may also elect to perform a quantitative test instead of a qualitative assessment for any or all of the reporting units. For the quantitative test, the Company determines the estimated fair value through the use of both a market-based approach and a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved for each reporting unit. The assumptions used in the discounted cash flow valuation model for impairment testing includes discount rates, revenue growth rates and operating profit margin rates, and terminal growth rates. If the estimated fair value of the reporting unit is less than the current carrying value, impairment of goodwill of the reporting unit is recognized.

The impairment assessment is performed at the reporting unit level. The Company's reporting units have been identified at the operating segment level.

Intangible assets with finite lives are amortized over their estimated useful lives, which represent the period over which the asset is expected to contribute directly or indirectly to future cash flows. Intangible assets with finite lives are reviewed for impairment whenever events and circumstances indicate the carrying value of such assets may not be recoverable and exceed their fair value. If an impairment loss exists, the carrying amount of the intangible asset is adjusted to a new cost basis. The new cost basis is amortized over the remaining useful life of the asset.

No impairment has been recognized for identifiable intangible assets or goodwill for any period presented.

Environmental Liabilities

The Company and environmental consultants are investigating or remediating historical environmental contamination at some current and former sites operated by the Company or by businesses the Company has acquired. Liabilities for environmental matters are recorded in the period when it is determined to be probable and reasonably estimable that the Company will incur costs. When only a range of amounts is reasonably estimable and no amount within the range is more probable than another, the Company records the low end of the range. Environmental liabilities are recorded on an undiscounted basis and associated expense is recorded in selling, general and administrative expenses. When recovery of a portion of an environmental liability is probable, such amounts are recognized as a reduction to selling, general and administrative expenses and included in prepaid expenses and other current assets (current portion) and other non-current assets until settled.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Sales taxes are excluded from revenue. At contract inception, the Company assesses the goods and services promised in its contracts with customers and identifies a performance obligation for each promised good or service that is distinct. The Company has elected to account for shipping and handling activities performed after a customer obtains control of the goods as activities to fulfill the promise to transfer the goods, and therefore these activities are not assessed as a separate service to customers. The amount of revenue recognized varies primarily with price concessions and changes in returns. The Company offers price concessions to its customers for incentive offerings, special pricing agreements, price competition, promotions or other volume-based arrangements. The Company determines whether price concessions offered to its customers are a reduction of the transaction price and revenue or are advertising expense, depending on whether the Company receives a distinct good or service from its customers and, if so, whether the Company can reasonably estimate the fair value of that distinct good or service. The Company evaluated such agreements with its customers and determined they should be accounted for as variable consideration.

To estimate variable consideration, the Company applies both the expected value method and most likely amount method based on the form of variable consideration, according to which method would provide the better prediction. The expected value method involves a probability weighted determination of the expected amount, whereas the most likely amount method identifies the single most likely outcome in a range of possible amounts.

Product Development Costs

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs, included in selling, general and administrative expenses, amounted to $13.2 million, $13.7 million and $12.4 million in 2025, 2024 and 2023, respectively.

Foreign Currency

Assets and liabilities of foreign operations are translated into U.S. dollars at the fiscal year-end exchange rate. Revenue and expenses of all foreign operations are translated using average monthly exchange rates prevailing during the year. The related translation adjustments, including translation on long-term intra-entity foreign currency transactions, are recorded as a separate component of stockholders' equity.

Financial Instruments

Financial instruments held by the Company include cash and cash equivalents, U.S. Treasury Bills, trade receivables, accounts payable, revolving credit agreements, interest rate swap agreements and forward foreign currency exchange contracts. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes. Interest rate swap agreements and forward foreign currency exchange contracts held by the Company have been designated as hedges of forecasted cash flows. The Company holds these derivative contracts with high-quality financial institutions and limits the amount of credit exposure to any one institution. The Company does not currently hold any nonderivative instruments designated as hedges or any derivatives designated as fair value hedges.

The Company uses forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies. The Company offsets fair value amounts related to foreign currency exchange contracts executed with the same counterparty. These contracts hedge firm commitments and forecasted transactions relating to cash flows associated with sales and purchases denominated in currencies other than the subsidiaries' functional currencies. Changes in the fair value of forward foreign currency exchange contracts that are effective as hedges are recorded in accumulated other comprehensive income (loss) ("AOCI"). Deferred gains or losses are reclassified from AOCI to the Consolidated Statements of Operations in the same period as the gains or losses from the underlying transactions are recorded and are generally recognized in cost of sales.

The Company uses interest rate swap agreements to partially reduce risks related to floating rate financing agreements that are subject to changes in the market rate of interest. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. The Company's interest rate swap agreements and its variable rate financings are predominately based upon SOFR (Secured Overnight Financing Rate). For cash flow hedges, the Company formally assesses, both at inception and on a quarterly basis thereafter, whether the designated derivative instrument is highly effective in offsetting changes in cash flows of the hedged item. Changes in the fair value of interest rate swap agreements that are effective as hedges are recorded in AOCI. Deferred gains or losses are reclassified from AOCI to the Consolidated Statements of Operations in the same period as the gains or losses from the underlying transactions are recorded and are generally recognized in interest expense, net. The Company discontinues hedge accounting prospectively when the derivative is not highly effective as a hedge, the underlying hedged transaction is no longer probable or the hedging instrument expires, is sold, terminated or exercised.

The Company periodically enters into foreign currency exchange contracts that do not meet the criteria for hedge accounting. These derivatives are used to reduce the Company's exposure to foreign currency risk related to forecasted purchase or sales transactions or forecasted intercompany cash payments or settlements. Gains and losses on these derivatives are included in other expense, net.

Cash flows from hedging activities are reported in the Consolidated Statements of Cash Flows in the same classification as the hedged item, generally as a component of cash flows from operations.

Fair Value Measurements

The Company defines the fair value measurement of its financial assets and liabilities as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value hierarchy requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value.

Described below are the three levels of inputs that may be used to measure fair value:

> Level 1 - Quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
> Level 2 - Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
> Level 3 - Unobservable inputs are used when little or no market data is available.

The hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Stock Compensation

Pursuant to the Executive Long-Term Equity Incentive Plan (the "Executive Plan") established in September 2017, and amended and restated in March 2024, the Company grants shares of Class A Common, subject to transfer restrictions, as a means of retaining and rewarding selected employees for long-term performance. Shares awarded under the Executive Plan are fully vested and entitle the stockholder to all rights of common stock ownership except that shares may not be assigned, pledged or otherwise transferred during the restriction period. In general, the restriction period ends after three, five or ten years from the award date or at the earliest of (1) three years after the participant's retirement date, or (2) the participant's death or permanent disability. The Company issued 306,039, 241,947 and 169,227 shares of Class A Common in the years ended December 31, 2025, 2024 and 2023, respectively. After the issuance of these shares, there were 705,355 shares of Class A Common available for issuance under this plan. Stock compensation expense related to the Executive Plan was $2.8 million, $5.1 million and $4.2 million for the years ended December 31, 2025, 2024 and 2023, respectively, and was based on the fair value of Class A Common on the grant date.

The Company also has a stock compensation plan for non-employee directors of the Company under which a portion of the annual retainer for each non-employee director is paid in transfer-restricted shares of Class A Common. For the years ended December 31, 2025 and 2024, $112,000 and $110,000, respectively, ($150,000 for the Chairman) of the non-employee director's annual retainer of $179,000 and $175,000, respectively, ($250,000 for the Chairman) was paid in transfer-restricted shares of Class A Common. Shares awarded under the plan are fully vested and entitle the stockholder to all rights of common stock ownership except that shares may not be assigned, pledged or otherwise transferred during the restriction period. In general, the transfer restriction period ends at the earliest of (1) ten years after the Quarter Date with respect to which such Required Shares were issued or transferred, (2) the date of the director's death or date the director terminates service as a director due to permanent disability, (3) five years (or earlier with the approval of the Board) after the director's date of retirement from the Board, or (4) the date the director has both retired from the Board and has reached age 70. Pursuant to this plan, the Company issued 71,999, 60,235 and 100,238 shares in the years ended December 31, 2025, 2024 and 2023, respectively. In addition to the mandatory retainer fee received in transfer-restricted stock, directors may elect to receive shares of Class A Common in lieu of cash for up to 100% of the balance of their annual retainer, committee retainer and any committee chairman's fees. These voluntary shares are not subject to any restrictions. There were no shares issued under voluntary elections in 2025, 2024 and 2023. After the issuance of these shares, there were 361,174 shares of Class A Common available for issuance under this plan. Stock compensation expense related to these awards was $1.3 million, $1.2 million and $1.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. Stock compensation expense represents fair value based on the market price of the shares of Class A Common on the grant date.

Leases

Lessee

In accordance with Accounting Standards Codification 842, the Company determines whether an arrangement is a lease at inception, considering whether the contract conveys a right to control the use of the identified asset for a period of time in exchange for consideration. Leases are classified as operating or finance leases at the commencement date of the lease. Operating leases are included in Right-of-use lease assets, Lease liabilities and Lease liabilities, non-current on the Consolidated Balance Sheets.

Right-of-use lease assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Lease liabilities are classified between current and non-current liabilities based on their contractual payment terms. The right-of-use lease asset includes prepaid rent and reflects the unamortized balance of lease incentives. The Company's leases may include renewal options, and the renewal option is included in the lease term if it is concluded that it is reasonably certain that we will exercise that option. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company has operating leases for real estate, equipment and production specific tooling assets used by our third-party suppliers. The Company has finance leases for certain equipment. The Company has elected not to record short-term leases with initial terms of twelve months or less in its Consolidated Balance Sheets. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for finance leases is recognized on a straight-line basis over the lease term unless a purchase option is exercised to transfer title at the end of the lease term in which case the expense is amortized over the useful life of the asset. Variable lease payments that do not depend on an index or a rate, such as the Company's proportionate share of actual costs for utilities, common area maintenance, insurance and property taxes, are excluded from the measurement of the lease liability, unless subject to fixed minimum requirements, and are recognized as variable lease cost when the obligation for that payment is incurred. The Company combines lease and non-lease components as a single component for all asset classes. Lease expense is classified as cost of sales or selling, general and administrative expenses in its Consolidated Statements of Operations based on the use of the leased item.

As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The Company's estimated incremental borrowing rate reflects a secured rate based on recent debt issuances, its estimated credit rating, lease term, as well as publicly available data for instruments with similar characteristics.

Lessor

The Company is the lessor of connected devices to specialty pharmacy networks and pharmaceutical companies. The devices are leased on a month-to-month basis and therefore are short-term leases. These leases are classified as operating leases. There are no options to purchase the device at the end of the term. Revenue is recognized on a straight-line basis based on quantity of connected devices in service during the month. The Company combines lease and non-lease components as a single component for all asset classes.

Treasury Stock

The Company records the aggregate purchase price of treasury stock at cost and includes treasury stock as a reduction to stockholders' equity.

Income Taxes

Tax law requires certain items to be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible for tax purposes, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities using currently enacted tax rates. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date. The Company is required to estimate the timing of the recognition of deferred tax assets and liabilities, make assumptions about the future deductibility of deferred tax assets and assess deferred tax liabilities based on enacted law and tax rates for the appropriate tax jurisdictions to determine the amount of such deferred tax assets and liabilities. Changes in the calculated deferred tax assets and liabilities may occur in certain circumstances, including statutory income tax rate changes, statutory tax law changes or changes in the Company's structure or tax status.

The Company's tax assets, liabilities and tax expense are supported by historical earnings and losses and the Company's best estimates and assumptions of future earnings by jurisdiction. The Company assesses whether a valuation allowance should be established against the Company's deferred tax assets based on consideration of all available evidence, both positive and negative, using a more likely than not standard. This assessment considers, among other matters, scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. When the Company determines, based on all available evidence, that it is more likely than not that deferred tax assets will not be realized, a valuation allowance is established.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Accounting Standards Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which enhances income tax disclosure requirements primarily involving more detailed disclosure for income taxes paid and the effective tax rate reconciliation. The Company adopted ASU 2023-09 prospectively for the annual period beginning January 1, 2025, and it affects only our disclosures and does not impact our results of operations or financial condition.

Recently Issued Accounting Standards

In November 2024, the FASB issued ASU 2024-03, "Income Statement — Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)," which requires additional information to be disclosed about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this ASU may have on our consolidated financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets," which provides a practical expedient in estimating credit losses for current accounts receivables and current contract assets arising from transactions accounted for under Topic 606 that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact this ASU may have on our consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, "Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40):Targeted Improvements to the Accounting for Internal-Use Software," which modernizes previously written guidance around internal-use software costs by eliminating accounting consideration of software project development stages and provides for cost capitalization when management has authorized and committed funding to the project and that the project is considered 'probable' of completion and the software used to perform the function as intended, along with prescriptive disclosure requirements associated with internal-use software costs to be consistent with Subtopic 360-10, "Property, Plant and Equipment" regardless of how those costs are presented in the financial statements. The amendments are effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The amendment may be applied either retrospectively or prospectively or on a modified prospective basis prescribed by the ASU. The Company is currently evaluating the impact this ASU may have on our consolidated financial statements.

NOTE 2 - Property, Plant and Equipment, Net

Property, plant and equipment, net includes the following:

	December 31	
	2025	2024
Land	**$ 226**	$ 226
Furniture and fixtures	**10,146**	9,946
Building and improvements	**9,583**	9,511
Machinery and equipment	**33,523**	33,021
Internal-use capitalized software	**16,696**	15,867
Construction in progress	**1,696**	2,180
Property, plant and equipment, at cost	**71,870**	70,751
Less allowances for depreciation and amortization	**41,617**	36,350
	$ 30,253	$ 34,401

Depreciation expense from property, plant and equipment, net for the years ended December 31, 2025, 2024 and 2023 was $5.6 million, $4.5 million, and $4.2 million, respectively.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

NOTE 3 - Goodwill and Intangible Assets

Intangible assets other than goodwill, which are subject to amortization, consist of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Balance
Balance as of December 31, 2025			
Trademarks	**$ 3,100**	**$ (2,208)**	**$ 892**
Developed technology	**1,424**	**(223)**	**1,201**
	$ 4,524	**$ (2,431)**	**$ 2,093**
Balance as of December 31, 2024			
Trademarks	$ 3,100	$ (2,008)	$ 1,092
Developed technology	1,111	(102)	1,009
	$ 4,211	$ (2,110)	$ 2,101

Amortization expense for intangible assets was $0.3 million, $0.3 million and $0.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Expected annual amortization expense of intangible assets for the next five years is $0.4 million. The weighted average amortization period for intangible assets is approximately 6.1 years.

The goodwill balance was $7.1 million as of both December 31, 2025 and 2024. The acquisition of HealthBeacon resulted in the addition of $0.8 million in goodwill during the year ended December 31, 2024 which is attributable to the Health segment. The remaining goodwill balance is attributable to the Home and Commercial Products segment.

For the annual goodwill impairment assessment in the current year, the Company elected to forego the qualitative assessment and instead performed a quantitative test for its Home and Commercial Products reporting unit. The estimated fair value for the Home and Commercial Products reporting unit significantly exceeded its carrying amount, and therefore no impairment of goodwill was recognized. For the Health reporting unit, the Company used a qualitative assessment and determined that it was more-likely-than-not that the goodwill was not impaired and a quantitative test for impairment was not required.

NOTE 4 - Current and Long-Term Financing

Financing arrangements exist at the subsidiary level. Hamilton Beach Brands Holding Company has not guaranteed any borrowings of its subsidiaries.

The following table summarizes HBB’s available and outstanding borrowings:

	December 31	
	2025	2024
Total outstanding borrowings:		
Revolving credit agreements	**$ 50,000**	$ 50,000
Total outstanding borrowings	**$ 50,000**	$ 50,000
Total available borrowings, net of limitations, under revolving credit agreements	**$ 123,783**	$ 107,257
Unused available borrowings	**$ 73,783**	$ 57,257
Weighted average stated interest rate on total borrowings	**5.94 %**	5.20 %
Weighted average effective interest rate on total borrowings (including interest rate swap agreements)	**3.30 %**	2.50 %

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Including swap settlements, interest paid on total debt was $0.9 million, $0.5 million and $3.0 million during 2025, 2024 and 2023, respectively. Interest capitalized was not material in 2025, 2024 and 2023.

The HBB Facility the company has is a $125 million senior secured floating-rate revolving credit facility that expires with repayment due on December 13, 2029. The HBB Facility also has an optional $25.0 million term loan. The obligations under the HBB Facility are secured by all of HBB's U.S. assets. The HBB Facility also requires HBB to achieve a minimum fixed charge coverage ratio in certain circumstances, as defined in the HBB Facility. As of December 31, 2025, HBB was in compliance with all financial covenants in the HBB Facility.

The maximum availability under the HBB Facility is governed by a borrowing base derived from advance rates against eligible trade receivables and inventory of HBB. As of December 31, 2025, interest on outstanding loans under the HBB Facility accrues at a per annum rate equal to, at HBB's option, either Term Secured Overnight Financing Rate (SOFR) (as defined in the HBB Facility) plus 1.65% or the Base Rate (as defined in the HBB Facility) plus 0.00%. As of December 31, 2025, the HBB Facility requires a fee of 0.20% per annum on the unused commitment thereunder.

To reduce the exposure to changes in the market rate of interest, HBB has entered into interest rate swap agreements for a portion of the HBB Facility. Terms of the interest rate swap agreements require HBB to receive a variable interest rate and pay a fixed interest rate.

HBB does not expect to make voluntary repayments within the next twelve months under the HBB Facility as the rate of return to invest excess cash exceeds the average interest rate of the HBB Facility. A material decrease in interest rates could cause HBB to re-evaluate.

NOTE 5 - Fair Value Disclosure

Recurring Fair Value Measurements

The Company measures its derivatives at fair value using significant observable inputs, which is Level 2 as defined in the fair value hierarchy. The Company uses a present value technique that incorporates the SOFR swap curve, foreign currency spot rates and foreign currency forward rates to value its derivatives, including its interest rate swap agreements and foreign currency exchange contracts. The Company also incorporates the effect of HBB and counterparty credit risk into the valuation.

Other Fair Value Measurement Disclosures

The carrying amounts of cash and cash equivalents, trade receivables and accounts payable approximate fair value due to the short-term maturities of these instruments. The fair value of the HBB Facility, including book overdrafts, which approximate book value, were determined using current rates offered for similar obligations taking into account HBB's credit risk, which is Level 2 as defined in the fair value hierarchy.

There were no transfers into or out of Levels 1, 2 or 3 during the years ended December 31, 2025 and 2024.

NOTE 6 - Derivative Financial Instruments

Foreign Currency Derivatives

HBB held forward foreign currency exchange contracts with total notional amounts of $1.7 million and $18.8 million as of December 31, 2025 and 2024, respectively, denominated primarily in Canadian dollars and Mexican pesos. The fair value of these contracts approximated a payable of $0.1 million as of December 31, 2025 and a receivable of $0.8 million as of December 31, 2024.

Forward foreign currency exchange contracts that qualify for hedge accounting are used to hedge transactions expected to occur within the next twelve months. The mark-to-market effect of forward foreign currency exchange contracts that are considered effective as hedges has been included in AOCI.

Interest Rate Derivatives

HBB has interest rate swaps that hedge interest payments on its one-month SOFR borrowings. All swaps have been designated as cash flow hedges.

The following table summarizes the notional amounts, related rates and remaining terms of interest rate swap agreements for HBB as of December 31, in millions:

	Notional Amount		Average Fixed Rate		Remaining Term at
	2025	2024	**2025**	2024	December 31, 2025
Interest rate swaps	**$ 50.0**	$ 50.0	**1.6 %**	1.6 %	Extending to January 2029

The fair value of HBB's interest rate swap agreements was a receivable of $2.0 million as of December 31, 2025 and a receivable of $4.0 million as of December 31, 2024. The mark-to-market effect of interest rate swap agreements that are considered effective as hedges has been included in AOCI. The interest rate swap agreements held by HBB on December 31, 2025 are expected to continue to be effective as hedges.

The following table summarizes the fair value of derivative instruments as of December 31, as recorded in the Consolidated Balance Sheets:

	Asset Derivatives			Liability Derivatives		
	Balance sheet location	**2025**	2024	Balance sheet location	**2025**	2024
Interest rate swap agreements						
Current	Prepaid expenses and other current assets	**$ 831**	$1,144	Other current liabilities	**$ —**	$ —
Long-term	Other non-current assets	**1,199**	2,808	Other long-term liabilities	**—**	—
Foreign currency exchange contracts						
Current	Prepaid expenses and other current assets	**—**	789	Other current liabilities	**126**	—
Total derivatives		**$2,030**	$4,741		**$ 126**	$ —

NOTE 7 - Leasing Arrangements

Lessee

At commencement of the Company's leases, right-of-use assets and corresponding liabilities are recognized based on the present value of future lease payments over the lease term. Some of the Company's leases, primarily those for real estate assets, may contain both lease and non-lease components. The Company has elected to combine and account for lease and non-lease components as a single lease component. Leases with an initial term of 12 months or less are not recorded in the Consolidated Balance Sheets and lease expense for these leases are recognized on a straight-line basis over the lease term. The Company's leases have remaining lease terms of one month to 12 years, some of which include options to extend the leases for up to 5 years. The renewal option is included in the lease term if it is concluded that it is reasonably certain that the Company will exercise that option.

The assets associated with the Company's leases primarily consist of real estate and equipment. Real estate leases are comprised of warehouses, global headquarters and sales offices. Equipment leases include office and warehouse equipment as well as Company specific tooling used by third-party suppliers in the production process. Payments under these lease arrangements may be fixed or variable.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

	December 31	
	2025	2024
Operating lease cost	**$ 7,172**	$ 8,112
Finance lease cost		
Amortization of leased assets	**74**	72
Interest on lease liabilities	**22**	28
Finance lease cost	**96**	100
Variable lease cost (1)	**318,309**	368,948
Short term lease cost (2)	**46**	52
Total lease cost	**$ 325,623**	$ 377,212

(1) Amounts primarily reflect product purchases that are associated with production related tooling.
(2) Leases with an initial term of 12 months or less

The Company recognized a $0.7 million impairment charge in 2024 related to the consolidation of warehouses, which is included within cost of sales in the Consolidated Statements of Operations and relates to the Home and Commercial Products segment. The impairment was measured using a discounted cash flow based on the marketed rate of the warehouse and the time expected to identify a sub-lessor.

The following table presents supplemental cash flow and non-cash information related to leases:

	December 31	
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities – operating cash flows from leases	**$ 8,066**	$ 8,799
Right-of-use assets obtained in exchange for lease obligations of operating leases – non-cash activity	**$ 3,397**	$ 2,624
Right-of-use assets obtained in exchange for lease obligations of finance leases – non-cash activity	**$ 6**	$ 73

The following table reconciles the undiscounted future lease payments for operating and finance leases to the lease liabilities recorded in the Consolidated Balance Sheet as of December 31, 2025:

	Undiscounted Future Lease Payments
2026	$ 7,530
2027	7,079
2028	6,661
2029	6,493
2030	5,791
Thereafter	16,889
Total lease payments	50,443
Less: impact of discounting	8,530
Present value of lease payments	**$ 41,913**

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The following table summarizes the weighted-average lease term and discount rate.

	December 31	
	2025	2024
Weighted average remaining lease term in years - operating leases	**7.3**	8.3
Weighted average remaining lease term in years - finance leases	**2.6**	3.6
Weighted average discount rate - operating leases (1)	**5.2 %**	5.1 %
Weighted average discount rate - finance leases (1)	**7.3 %**	7.3 %

(1) The discount rates used to present value the lease liabilities are based on estimates of the Company's incremental borrowing rate.

As of December 31, 2025, the Company did not have any additional material operating or finance leases that had not yet commenced.

Lessor

The Company leases connected devices to specialty pharmacy networks and pharmaceutical companies. The lease payments are assessed per unit on a monthly basis. The devices are leased on a month-to-month basis and therefore are short-term leases. These leases are classified as operating leases. There are no options to purchase the device at the end of the term. The devices are classified as property, plant and equipment, net on the Consolidated Balance Sheets. Total lease revenue was $5.7 million and $3.2 million for the years ended December 31, 2025 and 2024, respectively.

NOTE 8 - Stockholders' Equity and Earnings Per Share

Capital Stock

The authorized capital stock of the Company consists of Class A Common, Class B Common and one series of Preferred stock. Voting, dividend, conversion and liquidation rights of the Preferred stock are established by the Board upon issuance of such Preferred stock.

The Company's Class A Common is traded on the New York Stock Exchange under the ticker symbol "HBB." Because of transfer restrictions on Class B Common, no trading market has developed, or is expected to develop, for Class B Common.

Subject to the rights of the holders of any series of preferred stock, each share of Class A Common will entitle the holder of the share to one vote on all matters submitted to stockholders, and each share of the Company's Class B Common will entitle the holder of the share to ten votes on all such matters. Subject to the rights of the preferred stockholders, each share of Class A Common and Class B Common will be equal in respect of rights to dividends, except that in the case of dividends payable in stock, only Class A Common will be distributed with respect to Class A Common and only Class B Common will be distributed with respect to Class B Common. As the liquidation and dividend rights are identical, any distribution of earnings would be allocated to Class A and Class B stockholders on a proportionate basis, and accordingly the net income per share for each class of common stock is identical.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The following table sets forth the Company's authorized capital stock information:

	December 31	
	2025	2024
Preferred stock, par value $0.01 per share		
Preferred stock authorized	**5,000**	5,000
Preferred stock outstanding	**—**	—
Class A Common stock, par value $0.01 per share		
Class A Common authorized	**70,000**	70,000
Class A Common issued(1)(2)	**11,870**	11,476
Treasury Stock(3)	**2,052**	1,545
Class B Common stock, par value $0.01 per share, convertible into Class A on a one-for-one basis		
Class B Common authorized	**30,000**	30,000
Class B Common issued(1)	**3,587**	3,603

(1) Class B Common converted to Class A Common were 16 shares during 2025 and 13 shares during 2024.
(2) The Company issued Class A Common of 378 during 2025 and 302 during 2024 related to the Company's stock compensation plan.
(3) On February 21, 2025 and March 5, 2024, a total of 39 and 30 mandatory cashless-exercise-award shares of Class A Common, respectively, were surrendered to the Company by the participants of our Executive Long-Term Equity Incentive Compensation Plan (the "Incentive Plan") in order to satisfy the participants' tax withholding obligations with respect to shares of Class A Common awarded under the Incentive Plan.

Stock Repurchases

In November 2025, the Company's Board approved a stock repurchase program for the purchase of up to $25 million of the Company's Class A Common outstanding starting January 1, 2026 and ending December 31, 2027. This program replaced the previous stock repurchase plan that started January 1, 2024 and ended December 31, 2025. During the years ended December 31, 2025, 2024 and 2023, the Company repurchased 467,804, 638,381 and 250,772 shares for an aggregate purchase price of $8.3 million, $13.5 million and $3.1 million, respectively.

Additionally, during the years ended December 31, 2025 and 2024, the Company withheld shares for tax payments due upon issuance of stock to employees under the Incentive Plan. During the years ended December 31, 2025 and 2024, the Company repurchased 39,121 and 30,404 shares, respectively, for an aggregate purchase price of $0.7 million and $0.6 million, respectively, pursuant to the Incentive Plan.

The total combined share repurchases from the stock repurchase program and the Incentive Plan during the years ended December 31, 2025 and 2024, was 506,925 and 668,785 shares, respectively, for an aggregate purchase price (excluding the 1% excise tax as a result of the Inflation Reduction Act of 2022) of $9.0 million and $14.1 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
HAMILTON BEACH BRANDS HOLDING COMPANY
(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Accumulated Other Comprehensive Income (Loss)

The following table summarizes changes in accumulated other comprehensive income (loss) by component and related tax effects for periods shown:

	Foreign Currency	Deferred Gain (Loss) on Cash Flow Hedging	Pension Plan Adjustment	Total
Balance, January 1, 2023	$ (8,924) $	4,158 $	(7,152) $	(11,918)
Other comprehensive income (loss)	2,792	(4,529)	141	(1,596)
Reclassification adjustment to net income (loss)	—	2,231	474	2,705
Tax effects	(280)	564	(142)	142
Balance, December 31, 2023	$ (6,412) $	2,424 $	(6,679) $	(10,667)
Other comprehensive income (loss)	(5,867)	3,256	1,344	(1,267)
Reclassification adjustment to net income (loss)	—	(1,629)	7,805	6,176
Tax effects	—	(479)	(2,340)	(2,819)
Balance, December 31, 2024	$ (12,279) $	3,572 $	130 $	(8,577)
Other comprehensive income (loss)	3,914	(2,191)	279	2,002
Reclassification adjustment to net income (loss)	—	(1,204)	170	(1,034)
Tax effects	—	919	(90)	829
Balance, December 31, 2025	$ (8,365) $	1,096 $	489 $	(6,780)

Earnings per share

The weighted average number of shares of Class A Common and Class B Common outstanding used to calculate basic and diluted earnings (loss) per share were as follows:

	2025	2024	2023
Basic weighted average shares outstanding	13,552	13,950	14,036
Dilutive effect of share-based compensation awards	19	13	24
Diluted weighted average shares outstanding	13,571	13,963	14,060
Basic and diluted earnings (loss) per share	$ 1.95	$ 2.20	$ 1.80

NOTE 9 - Revenue

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services, which includes an estimate for variable consideration.

The Company's warranty program to the consumer consists generally of an assurance-type limited warranty lasting for varying periods of up to ten years for electric appliances, with the majority of products having a warranty of one to three years. There is no guarantee to the consumer as the Company may repair or replace, in its discretion, products returned under warranty. Accordingly, the Company determined that no separate performance obligation exists.

Most of the Company's products are not sold with a general right of return. Subject to certain terms and conditions, however, the Company will agree to accept a portion of products sold that, based on historical experience, are estimated to be returned for reasons such as product failure and excess inventory stocked by the customer. Product returns, customer programs and incentive offerings, including special pricing agreements, price competition, promotions and other volume-based incentives are accounted for as variable consideration.

A description of revenue sources and performance obligations for the Company are as follows:

Consumer and Commercial product revenue
Transactions with both consumer and commercial customers generally originate upon the receipt of a purchase order from a customer, which in some cases are governed by master sales agreements, specifying product(s) that the customer desires. Contracts for product revenue have an original duration of one year or less, and payment terms are generally standard and based on customer creditworthiness. Revenue from product sales is recognized at the point in time when control transfers to the customer, which is either when a product is shipped from a Company facility, or delivered to customers, depending on the shipping terms. The amount of revenue recognized varies primarily with price concessions and changes in returns. The Company offers price concessions to its customers for incentive offerings, special pricing agreements, price competition, promotions or other volume-based arrangements. The Company evaluated such agreements with its customers and determined returns and price concessions should be accounted for as variable consideration.

Consumer product revenue consists of sales of small electric household and specialty housewares appliances to traditional brick and mortar and ecommerce retailers, distributors and directly to the end consumer. A majority of this revenue is in North America.

Commercial product revenue consists of sales of products for restaurants, fast-food chains, bars and hotels. Approximately two-thirds of the Company's commercial sales is in the U.S. and the remaining is in markets across the globe.

License revenue
From time to time, the Company enters into exclusive and non-exclusive licensing agreements which grant the right to use certain of the Company's intellectual property ("IP") in connection with designing, manufacturing, distributing, advertising, promoting and selling the licensees' products during the term of the agreement. The IP that is licensed generally consists of trademarks, trade names, patents, trade dress, logos and/or products (the "Licensed IP"). In exchange for granting the right to use the Licensed IP, the Company receives a royalty payment, which is a function of (1) the total net sales of products that use the Licensed IP and (2) the royalty percentage that is stated in the licensing agreement. The Company recognizes revenue at the later of when the subsequent sales occur or when the performance obligation is satisfied over time. Additionally, the Company enters into agreements which grant the right to use software for healthcare management. The Company receives a license payment which is recognized when the performance obligation is satisfied over time or as usage occurs based on the contract with the customer.

Lease revenue
The Company leases connected devices to specialty pharmacy networks and pharmaceutical companies and is accounted for under Accounting Standards Codification 842, Leases as operating leases.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The following table sets forth the Company's revenue on a disaggregated basis for the year ended:

	Year Ended December 31		
	2025	2024	2023
Consumer products	**$ 532,373**	$ 592,801	$ 568,006
Commercial products	**59,898**	51,755	52,327
Licensing	**8,909**	6,917	5,292
Leasing	**5,672**	3,220	—
Total revenues	**$ 606,852**	$ 654,693	$ 625,625

Walmart Inc. and its global subsidiaries accounted for approximately 29%, 29% and 27% of the Company's revenue in 2025, 2024 and 2023, respectively. Amazon.com, Inc. and its subsidiaries accounted for approximately 19%, 24% and 24% of the Company's revenue in 2025, 2024 and 2023 respectively. The Company's five largest customers accounted for approximately 62%, 65% and 64% of its revenue in 2025, 2024 and 2023, respectively.

NOTE 10 - Contingencies

The Company is involved in various legal and regulatory proceedings and claims that have arisen in the ordinary course of business, including product liability, patent infringement, environmental and other claims. Although it is difficult to predict the ultimate outcome of these proceedings and claims, the Company believes the ultimate disposition of these matters will not have a material adverse effect on the financial condition, results of operation or cash flows of the Company. Any costs that the Company estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount of such costs can be reasonably estimated. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss.

Environmental matters

The Company is investigating or remediating historical environmental contamination at some current and former sites operated by the Company or by businesses it acquired. Based on the current stage of the investigation or remediation at each known site, the Company estimates the total investigation and remediation costs and the period of assessment and remediation activity required for each site. The estimate of future investigation and remediation costs is primarily based on variables associated with site clean-up, including, but not limited to, physical characteristics of the site, the nature and extent of the contamination and applicable regulatory programs and remediation standards.

As of December 31, 2025 and 2024, the Company had accrued undiscounted obligations of $2.9 million and $3.9 million respectively, for environmental investigation and remediation activities. The decrease in the amount accrued as of December 31, 2025 compared to December 31, 2024 is due to a change in the expected extent of investigation and remediation activities associated with some of the sites and remediation payments made during the year. The Company estimates that it is reasonably possible that it may incur additional expenses in the range of zero to $1.0 million related to the environmental investigation and remediation at these sites. Additionally, the Company has a $0.6 million asset associated with the reimbursement of costs associated with two sites.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

NOTE 11 - Income Taxes

The components of income (loss) before income taxes and the income tax expense (benefit) for the years ended December 31 are as follows:

	2025	2024	2023
Income (loss) before income taxes			
Domestic	$ 32,980	$ 33,403	$ 24,008
Foreign	2,661	(27)	7,688
	$ 35,641	$ 33,376	$ 31,696
Income tax expense (benefit)			
Current income tax expense (benefit):			
Federal	$ 2,555	$ 8,457	$ 3,412
State	1,142	2,790	1,452
Foreign	1,736	(1,361)	2,496
Total current	5,433	9,886	7,360
Deferred income tax expense (benefit):			
Federal	3,434	(4,573)	910
State	703	(998)	(9)
Foreign	(384)	(1,698)	(1,807)
Total deferred	3,753	(7,269)	(906)
	$ 9,186	$ 2,617	$ 6,454

Total cash paid for income taxes (net of refunds) by jurisdiction for the year ended December 31, 2025 is as follows:

	2025
U.S. Federal	$ 6,890
State	$ 2,830
Foreign:	
Canada	$ 826
Mexico	2,612
Other	217
Foreign Subtotal	$ 3,655
Total cash paid for income taxes (net of refunds)	$ 13,375

The Company made $5.8 million and $3.1 million federal income tax payments during 2024 and 2023, respectively, to the IRS. The Company made foreign and state income tax payments of $5.2 million and $3.2 million during 2024 and 2023, respectively. No income tax refunds were received in 2024. Income tax refunds totaled $0.1 million during 2023.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

A reconciliation of the federal statutory and effective income tax rate for the year ended December 31, 2025 is as follows:

	2025	
	$	%
Income (loss) before income taxes	$35,641	
Statutory taxes at 21%	$ 7,485	21.0 %
State and local income taxes	1,602	4.5 %
Foreign tax effects	794	2.2 %
Effect of cross-border tax laws	(702)	(2.0)%
U.S. tax credits	(962)	(2.7)%
Valuation allowances	166	0.5 %
Non-deductible expenses related to sec. 162(m)	812	2.3 %
Unrecognized tax benefits	(9)	— %
Income tax provision	$ 9,186	25.8 %
Effective rate	25.77 %	

State taxes in Virginia, California, Illinois, and Pennsylvania made up the majority (greater than 50 percent) of the tax effect in the "State and Local Income Tax" category.

A reconciliation of the federal statutory and effective income tax rate for the years ended December 31, 2024 and 2023 are as follows:

	2024		2023	
	$	%	$	%
Income (loss) before income taxes	$33,376		$31,696	
Statutory taxes at 21%	$ 7,009	21.0 %	$ 6,656	21.0 %
State and local income taxes	1,610	4.8 %	1,224	3.9 %
Valuation allowances	635	1.9 %	13	0.1 %
Other non-deductible expenses	1,196	3.6 %	402	1.3 %
Credits	(1,148)	(3.4)%	(860)	(2.7)%
Effect of foreign operations (1)	(4,330)	(13.1)%	(946)	(3.0)%
Unrecognized tax benefits	(32)	(0.1)%	422	1.3 %
Accounting method change (2)	(2,278)	(6.8)%	—	— %
Other, net	(45)	(0.1)%	(457)	(1.5)%
Income tax provision	$ 2,617	7.8 %	$ 6,454	20.4 %
Effective rate	7.84 %		20.36 %	

(1) The 2024 period includes a tax benefit for deducting certain historical foreign operating losses.
(2) During the fourth quarter of 2024, the Company filed IRS form 3115 Application for Change in Accounting Method, for depreciation. The result of the filing was a benefit of $2.3 million.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

A detailed summary of the total deferred tax assets and liabilities in the Company's Consolidated Balance Sheets resulting from differences in the book and tax basis of assets and liabilities follows:

	December 31	
	2025	2024
Deferred tax assets		
Tax carryforwards	**$ 7,126**	$ 5,982
Lease liabilities	**1,797**	2,003
Inventory	**3,014**	802
Accrued expenses and reserves	**3,670**	2,963
Other employee benefits	**527**	259
Depreciation and amortization	**—**	3,646
Other	**—**	32
Total deferred tax assets	**16,134**	15,687
Less: Valuation allowances	**(7,126)**	(5,982)
	9,008	9,705
Deferred tax liabilities		
Accrued pension benefits	**2,754**	3,373
Depreciation and amortization	**2,636**	—
Other	**11**	—
Total deferred tax liabilities	**5,401**	3,373
Net deferred tax asset	**$ 3,607**	$ 6,332

As of December 31, 2025 and 2024, respectively, the Company maintained valuation allowances with respect to certain deferred tax assets relating primarily to operating losses in certain non-U.S. jurisdictions that the Company believes are not likely to be realized.

The following table summarizes the tax carryforwards and associated carryforward periods and related valuation allowances where the Company has determined that realization is uncertain:

	December 31, 2025		
	Net deferred tax asset	Valuation allowance	Carryforwards expire during:
Non-U.S. net operating loss	**$ 6,960**	**$ 6,960**	**2026 - Indefinite**
U.S. capital loss	**$ 166**	**$ 166**	**2030**
Total	**$ 7,126**	**$ 7,126**	

	December 31, 2024		
	Net deferred tax asset	Valuation allowance	Carryforwards expire during:
Non-U.S. net operating loss	$ 5,982	$ 5,982	2025 - Indefinite

Based upon the review of historical earnings and the relevant expiration of carryforwards, the Company believes the valuation allowances are appropriate and does not expect to release valuation allowances within the next twelve months that would have a significant effect on the Company's financial position or results of operations.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The Company continues to conclude all material entities' foreign earnings will be indefinitely reinvested in its foreign operations and will remain offshore in order to meet the capital and business needs outside of the U.S. As a result, the Company does not provide a deferred tax liability with respect to the cumulative unremitted earnings. It is not practicable to determine the deferred tax liability associated with these undistributed earnings due to the availability of foreign tax credits and the complexity of the rules governing the utilization of such credits under the new rules under the Tax Act. The Company recognizes any tax impacts of global intangible low-taxed income (GILTI) as period costs similar to other special deductions, and not as deferred taxes for basis differences.

The following is a reconciliation of the Company's total gross unrecognized tax benefits, defined as the aggregate tax effect of differences between tax return positions and the benefits recognized in the financial statements for the years ended December 31, 2025, 2024 and 2023. Approximately $0.6 million, $0.6 million and $1.4 million of these gross amounts as of December 31, 2025, 2024 and 2023, respectively, relate to permanent items that, if recognized, would impact the effective income tax rate.

	2025	2024	2023
Balance as of January 1	**$ 618**	$ 1,447	$ 256
Additions (reductions) based on tax positions related to prior years	**(39)**	(769)	769
Additions (reductions) based on tax positions related to the current year	**—**	—	493
Reductions for lapse of statute of limitations	**—**	(60)	(71)
Reductions due to settlements with taxing authorities	**—**	—	—
Balance as of December 31	**$ 579**	$ 618	$ 1,447

The Company records interest and penalties on uncertain tax positions as a component of the income tax provision. The Company recognized no income or expense for the years ended December 31, 2025, 2024 and 2023. The total amount of interest and penalties accrued was $0.1 million as of December 31, 2025. There were no accruals for interest and penalties as of December 31, 2024 and 2023.

In general, the Company operates in taxing jurisdictions that provide a statute of limitations period ranging from three to five years for the taxing authorities to review the applicable tax filings. The Company is generally open for examination of foreign jurisdictions for the tax year 2018 and beyond. In addition, the Company has extended the U.S. federal statute of limitations for tax years 2017 through 2019 related to a specific issue. Other than the extension related to a specific issue, the Company does not have any material taxing jurisdictions in which the statute of limitations has been extended beyond the applicable time frame allowed by law.

NOTE 12 - Retirement Benefit Plans

Defined Benefit Plans

The Company maintains one active defined benefit pension plan in Canada (the "Canada Pension Plan") that provides benefits based on years of service and average compensation during certain periods. The Canada Pension Plan was frozen, effective December 31, 2008.

There is also one terminated defined benefit pension plan (the "U.S. Pension Plan") that was frozen, effective December 31, 1996, for participation and benefit accrual purposes (except cash balance interest credits required by law). During 2022, the Board approved the termination of our U.S. Pension Plan with an effective date of September 30, 2022. The Company substantially completed the termination in 2024. The surplus assets as of December 31, 2024 were $13.4 million which were included within prepaid expenses and other current assets on the Consolidated Balance Sheets. During the first quarter of 2025, the Company transferred $13.4 million of surplus assets to a qualified replacement plan which will be used to fund qualifying employee retirement benefits in the future. During 2025, $4.3 million was used to fund employee retirement benefits. As of December 31, 2025, the Company had $3.7 million included in prepaid expenses and other current assets and $5.5 million included in other non-current assets on the Consolidated Balance Sheets, which is inclusive of accrued interest income.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The weighted-average assumptions used in accounting for the defined benefit plans were as follows for the years ended December 31:

	2024	2023
U.S. Pension Plan		
Discount rate for pension benefit obligation	n/a	5.01 %
Discount rate for net periodic benefit (income) expense	n/a	5.34 %
Expected long-term rate of return on assets for net periodic pension (income) expense	n/a	4.00 %

	2025	2024	2023
Canada Pension Plan			
Discount rate for pension benefit obligation	**4.67 %**	4.58 %	4.63 %
Discount rate for net periodic benefit (income) expense	**4.58 %**	4.63 %	5.15 %
Expected long-term rate of return on assets for net periodic pension (income) expense	**6.00 %**	6.00 %	6.00 %

During 2024, the Company remeasured the U.S. Pension Plan since benefit obligations were settled through a combination of lump sum payments to eligible plan participants and the purchase of a group annuity contract, under which future benefit obligations were transferred to a third-party insurance company. The remeasurement resulted in pre-tax settlement charges of $7.6 million ($5.7 million post-tax) during the year ended December 31, 2024, which were released from Accumulated Other Comprehensive Income into earnings and are included within Pension termination expense on the Consolidated Statements of Operations.

The discount rate for net periodic benefit (income) expense used during the period January 1, 2024 to August 31, 2024 was 5.01%. Due to the U.S. Pension Plan termination, the discount rate used for the period September 1, 2024 to December 31, 2024 period was 0.00%. The expected long-term rate of return on assets used for the net periodic benefit (income) expense used during the period January 1, 2024 to August 31, 2024 was 3.00%. Due to the U.S. Pension Plan termination, the expected long-term rate of return on assets used for the net periodic benefit (income) expense for the period September 1, 2024 to December 31, 2024 period was 0.00%.

Set forth below is a detail of the net periodic pension (income) expense, included in other expense (income), net for the defined benefit plans for the years ended December 31:

	2024	2023
U.S. Pension Plan		
Interest cost	$ 379	$ 674
Expected return on plan assets	(521)	(1,082)
Amortization of actuarial loss	238	358
Settlement loss	7,611	—
Net periodic pension (income) expense	$ 7,707	$ (50)

	2025	2024	2023
Canada Pension Plan			
Interest cost	**$ 140**	$ 147	$ 162
Expected return on plan assets	**(271)**	(263)	(258)
Amortization of actuarial loss (gain)	**108**	(44)	118
Net periodic pension (income) expense	**$ (23)**	$ (160)	$ 22

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Set forth below is the detail of other changes in plan assets and benefit obligations (pre-tax) recognized in other comprehensive loss (income) for the years ended December 31:

	2024	2023
U.S. Pension Plan		
Current year actuarial loss (gain)	$ (998)	$ (33)
Settlement loss	(7,611)	—
Amortization of actuarial loss	(238)	(358)
Total recognized in other comprehensive loss (income)	$ (8,847)	$ (391)

	2025	2024	2023
Canada Pension Plan			
Current year actuarial loss (gain)	**$ (279)**	$ (346)	$ (108)
Amortization of actuarial (loss) gain	**(108)**	44	(118)
Total recognized in other comprehensive loss (income)	**$ (387)**	$ (302)	$ (226)

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The following table sets forth the changes in the benefit obligation and the plan assets during the year and the funded status of the defined benefit plans as of December 31:

	2025		2024	
	U.S. Pension Plan	**Canada Pension Plan**	U.S. Pension Plan	Canada Pension Plan
Change in benefit obligation				
Projected benefit obligation at beginning of year	**$ 104**	**$ 3,077**	$ 12,916	$ 3,401
Interest cost	**—**	**140**	379	147
Annuity purchase refund	**—**	**—**	441	—
Actuarial (gain) loss	**—**	**(79)**	(1,610)	18
Benefits paid	**—**	**(215)**	(1,030)	(217)
Settlements	**(104)**	**—**	(10,992)	—
Foreign currency exchange rate changes	**—**	**149**	—	(272)
Projected benefit obligation at end of year	**$ —**	**$ 3,072**	$ 104	$ 3,077
Accumulated benefit obligation at end of year	**$ —**	**$ 3,072**	$ 104	$ 3,077
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 13,485**	**$ 4,505**	$ 25,156	$ 4,654
Actual return on plan assets	**—**	**466**	(90)	645
Benefits paid	**—**	**(215)**	(1,030)	(217)
Annuity purchase refund	**—**	**—**	441	—
Settlements	**—**	**—**	(10,992)	—
Other	**—**	**(172)**	—	(189)
Foreign currency exchange rate changes	**—**	**226**	—	(388)
Transfer to qualified replacement plan [1]	**(13,485)**	**—**	—	—
Fair value of plan assets at end of year	**$ —**	**$ 4,810**	$ 13,485	$ 4,505
Funded status at end of year	**$ —**	**$ 1,738**	$ 13,381	$ 1,428
Amounts recognized in the balance sheets consist of:				
Deferred costs	**$ —**	**$ 1,738**	$ 13,381	$ 1,428
Components of accumulated other comprehensive loss consist of:				
Actuarial loss	**$ —**	**$ 592**	$ (62)	$ 205
Deferred taxes	**—**	**(103)**	16	(29)
	$ —	**$ 489**	$ (46)	$ 176

[1] During the first quarter of 2025, the Company transferred $13.4 million of U.S. Pension Plan surplus assets to a qualified replacement plan.

The Company recognizes as a component of benefit cost (income), as of the measurement date, any unrecognized actuarial net gains or losses that exceed 10% of the larger of the projected benefit obligations or the plan assets, defined as the "corridor." Amounts outside the corridor are amortized over the average expected remaining lifetime of inactive participants for the pension plan. The gain (loss) amounts recognized in AOCI are not expected to be fully recognized until the plan is terminated or as settlements occur, which would trigger accelerated recognition.

The Company's policy is to make contributions to fund its pension plan within the range allowed by applicable regulations. The Company does not expect to contribute to its Canada Pension Plan in 2026.

Pension benefit payments are made from assets of the pension plan.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Future pension benefit payments expected to be paid from assets of the Canada Pension Plan are:

	Canada Pension Plan
2026	$ 241
2027	250
2028	247
2029	243
2030	236
2031-2035	1,114
	$ 2,331

During 2024, the U.S. Pension Plan's assets were moved into a money market fund due to the settlement of benefit obligations. During 2025, all of the surplus assets were transferred to a qualified replacement plan and there are no plan assets held as of December 31, 2025.

For the Canada Pension Plan, the expected long-term rate of return on defined benefit plan assets reflects the Company's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. In establishing the expected long-term rate of return assumption for plan assets, the Company considers the historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of the plan as well as a forward-looking rate of return. The historical and forward-looking rates of return are used to determine the Company's estimated rate of return assumption were based upon the rates of return earned or expected to be earned by investments in the equivalent benchmark market indices for each of the asset classes.

Expected returns for the Canada Pension Plan are based on fair market value for Canada Pension Plan assets.

The Canada Pension Plan maintains an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.

The following is the actual allocation percentage and target allocation percentage for the Canada Pension Plan assets as of December 31:

	2025 Actual Allocation	2024 Actual Allocation	Target Allocation Range
Canadian equity securities	**36.3 %**	32.7 %	25.0% - 35.0%
Non-Canadian equity securities	**41.0 %**	37.7 %	25.0% - 35.0%
Fixed income securities	**22.7 %**	29.6 %	30.0% - 50.0%

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The fair value of each major category of the Company's Canada Pension Plan assets are valued using observable inputs, either directly or indirectly, other than quoted market prices in active markets for identical assets. Following are the values as of December 31:

	Canada Pension Plan	
	2025	2024
U.S. equity securities	**$ 1,683**	$ 1,458
Non-U.S. equity securities	**2,033**	1,714
Fixed income securities	**1,094**	1,333
Total	**$ 4,810**	$ 4,505

As of December 31, 2024 the U.S. Plan had $13.0 million in a money market account.

Defined Contribution Plans

HBB maintains a defined contribution (401(k)) plan for substantially all U.S. employees and similar plans for Canadian and Irish employees. The Company's U.S. plan provides employer safe harbor contributions based on plan provisions. All plans provide for a separate employer contribution. These plans permit additional profit-sharing contributions, determined annually, that are based on a formula that includes (1) the effect of actual operating profit results compared with targeted operating profit results and (2) the age and/or compensation of the participants. Total costs, including Company contributions, for these plans were $7.4 million in 2025, $6.1 million in 2024 and $5.0 million in 2023.

NOTE 13 - Data by Geographic Region

Revenue and property, plant and equipment related to operations outside the U.S., based on customer and asset location, are as follows:

	U.S.	Other	Consolidated
2025			
Revenue from unaffiliated customers	**$ 458,847**	**$ 148,005**	**$ 606,852**
Property, plant and equipment, net	**$ 23,560**	**$ 6,693**	**$ 30,253**
2024			
Revenue from unaffiliated customers	$ 511,248	$ 143,445	$ 654,693
Property, plant and equipment, net	$ 26,730	$ 7,671	$ 34,401
2023			
Revenue from unaffiliated customers	$ 493,711	$ 131,914	$ 625,625
Property, plant and equipment, net	$ 23,068	$ 4,333	$ 27,401

No single country outside of the U.S. comprised 10% or more of HBB's revenue from unaffiliated customers. There are two countries outside of the U.S. that comprised 10% or more of HBB's property, plant and equipment, net.

NOTE 14 - Segment Information

The Company's operations are managed and reported in two operating segments, each of which is a reportable segment for financial reporting purposes: (1) Home and Commercial Products and (2) Health. These segments are organized principally by product and service category. The Company's reportable segments are determined based on (1) financial information reviewed by the chief operating decision maker "CODM", (2) operational structure of the Company which is designed and managed to share resources across the entire suite of products offered by the business, and (3) the basis upon which the CODM makes resource allocation decisions. The CODM for both segments is the Director, President and Chief Executive Officer of the Company. The CODM utilizes the segment operating profit (loss) to assess profitability and performance of actual results compared to forecasts.

The types of products and services from which each reportable segment derives its revenues are as follows:

Home and Commercial Products
Our Home and Commercial Products segment includes consumer product revenue, primarily concentrated in North America, consisting of sales of small electric household and specialty housewares appliances to traditional brick and mortar and ecommerce retailers, distributors and directly to the end consumer. Also included in this segment is commercial product revenue consisting of sales of products for restaurants, fast-food chains, bars and hotels. Approximately two-thirds of the Company's commercial sales is in the U.S. and the remaining is in markets across the globe.

Health
Our Health segment is comprised of the HealthBeacon acquisition, as described in Note 15 - Acquisitions, plus selling and administrative expenses. The segment includes lease revenue in the U.S. and globally associated with leases of connected devices to specialty pharmacy networks and pharmaceutical companies, as well as licensing revenue associated with agreements which grant customers the right to use software for healthcare management.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The table below presents the revenues and significant expenses of the two reportable segments along with a reconciliation of segment profit (loss) to consolidated income (loss) before income taxes. Total assets by segment are not reported as the CODM does not regularly review asset information by segment.

	Year Ended December 31					
	2025			2024		
	Home and Commercial Products	**Health**	**Total**	**Home and Commercial Products**	**Health [(1)]**	**Total**
Revenue	**$ 599,503**	**$ 7,349**	**$ 606,852**	$ 650,409	$ 4,284	$ 654,693
Less:						
Cost of sales	**448,913**	**1,786**	**450,699**	483,444	1,042	484,486
Selling, general and administrative expenses	**112,508**	**6,755**	**119,263**	118,470	8,233	126,703
Amortization of intangible assets	**200**	**111**	**311**	200	102	302
Segment profit (loss)	**$ 37,882**	**$ (1,303)**	**$ 36,579**	$ 48,295	$ (5,093)	$ 43,202
Reconciliation of segment profit (loss)						
Interest expense, net			**703**			613
Pension termination expense			**—**			7,611
Other expense (income), net			**235**			1,602
Income before income taxes			**$ 35,641**			$ 33,376

(1) As noted in Note 15 - Acquisitions, the Company completed the acquisition of HealthBeacon on February 2, 2024. Therefore, the 2024 results for the Health segment represent activity from the date of acquisition through December 31, 2024.

During the years ended December 31, 2025 and 2024, the Home and Commercial Products segment had two customers that accounted for more than 10% of total consolidated revenue. These two customers had $178.3 million and $117.7 million of revenue, respectively during the year ended December 31, 2025 and $189.3 million and $154.1 million, respectively during the year ended December 31, 2024.

During the years ended December 31, 2025 and 2024, the Health segment had no customers that accounted for more than 10% of total consolidated revenue.

During the year ended December 31, 2023, the Company had one operating and one reportable segment, therefore, all required financial segment information for that year can be found in the consolidated financial statements.

NOTE 15 - Acquisitions

On February 2, 2024, we completed the acquisition of HealthBeacon Limited ("HealthBeacon"), a medical technology firm and strategic partner of the Company, for €6.9 million (approximately $7.5 million). The transaction was funded with cash on hand.

The acquisition of HealthBeacon was accounted for as a business combination using the acquisition method of accounting. The results of operations for HealthBeacon are included in the accompanying Consolidated Statements of Operations for the year ended December 31, 2025 and in the comparable period from the acquisition date until December 31, 2024. Pro forma financial information has not been presented, as revenue and expenses related to the acquisition do not have a material impact on the Company's consolidated financial statements.

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The following table sets forth HealthBeacon's revenue and operating profit (loss) for the years ended December 31:

	2025	2024
Revenue	**$ 7,349**	$ 4,284
Operating profit (loss)	**$ (710)**	$ (4,277)

The purchase price allocation for HealthBeacon was final as of December 31, 2024.

There were no transaction costs during the year ended December 31, 2025. During the year ended December 31, 2024, we incurred transaction costs of approximately $1.3 million which are included in selling, general and administrative expenses on the Consolidated Statements of Operations.

The following table presents the final value of assets acquired and liabilities assumed:

	Fair Values as of February 2, 2024
Cash and cash equivalents	$ 147
Current assets	1,452
Property, plant and equipment, net	6,634
Goodwill	847
Other intangible assets, net	1,111
Total assets acquired	**10,191**
Liabilities, current	2,016
Liabilities, non-current	616
Total liabilities acquired	**2,632**
Purchase Price	**$ 7,559**

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
HAMILTON BEACH BRANDS HOLDING COMPANY
YEAR ENDED DECEMBER 31, 2025, 2024 AND 2023

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts — Describe		Deductions — Describe		Balance at End of Period (B)
	(In thousands)						
2025							
Reserves deducted from asset accounts:							
Allowance for credit losses	**$ 2,521**	**$ 184**	**$ —**		**$ (1,022)**	**(A)**	**$ 1,683**
Deferred tax valuation allowances	**$ 5,982**	**$ 338**	**—**		**$ 806**	**(C)**	**$ 7,126**
2024							
Reserves deducted from asset accounts:							
Allowance for credit losses	$ 1,036	$ 1,485	$ —		$ —	(A)	$ 2,521
Deferred tax valuation allowances	$ 2,780	$ 686	$ 5,367	(D)	$ (2,851)	(C), (E)	$ 5,982
2023							
Reserves deducted from asset accounts:							
Allowance for credit losses	$ 957	$ 79	$ —		$ —	(A)	$ 1,036
Deferred tax valuation allowances	$ 2,153	$ 6	$ —		$ (621)	(C)	$ 2,780

(A) Write-offs, net of recoveries and foreign exchange rate adjustments.

(B) Balances which are not required to be presented and those which are immaterial have been omitted.

(C) Foreign exchange rate adjustments.

(D) Opening balance sheet addition for the acquisition of HealthBeacon.

(E) The Company determined that the utilization of the assets associated with a portion of this valuation allowance are remote and have subsequently been written off.

Directors and Officers

DIRECTORS

Mark R. Belgya
Retired Vice Chair and
Chief Financial Officer,
The J. M. Smucker Company

J.C. Butler, Jr.
President and Chief Executive Officer,
NACCO Industries, Inc.

Paul D. Furlow
Co-Founder/Co-President,
Dixon Midland Company

Dennis W. LaBarre
Retired Partner,
Jones Day

April L. Lane
Chief Merchandising Officer,
Thrive Market

Bela S. Mehta
Managing Partner,
CITG Capital Partners

Michael S. Miller
Retired Managing Director,
The Vanguard Group

Alfred M. Rankin, Jr.
Non-Executive Chairman,
Hamilton Beach Brands Holding Company

Executive Chairman,
Hyster-Yale, Inc.

Non-Executive Chairman,
NACCO Industries, Inc.

Thomas T. Rankin
Retired Owner and President,
Cross Country Marketing

James A. Ratner
Partner,
RMS Investment Group, LLC

R. Scott Tidey
President and Chief Executive Officer,
Hamilton Beach Brands Holding Company

Clara R. Williams
Founder and Chief Executive Officer,
Clara Williams Company

OFFICERS

R. Scott Tidey
President and Chief Executive Officer

Sally M. Cunningham
Senior Vice President,
Chief Financial Officer and Treasurer

Andrew C. Carington
Senior Vice President,
General Counsel and Secretary

Corporate Information

Annual Meeting
The Annual Meeting of Stockholders of Hamilton Beach Brands Holding Company will be held on Thursday, May 7, 2026, at 11 a.m., at 5875 Landerbrook Drive, Cleveland, Ohio 44124

Stock Transfer Agent and Registrar
Stockholder Correspondence:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight Correspondence:
Computershare
150 Royall St., Suite 101
Canton, MA 02021
(800) 622-6757 (U.S., Canada, and Puerto Rico)
(781) 575-4735 (International)

Independent Registered Public Accounting Firm
Ernst & Young LLP
2100 E Cary Street, Suite 201
Richmond, VA 23223

Stock Exchange Listing
The New York Stock Exchange
Symbol: HBB

Hamilton Beach Brands Holding Company's Investor Relations Website
Additional information about Hamilton Beach Brands Holding Company may be found at its Investor Relations website, hamiltonbeachbrands.com. The Company considers this website to be one of the primary sources of information for investors.

Annual Report on Form 10-K
The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge through the Company's website, hamiltonbeachbrands.com or by request to:
Investor Relations
Hamilton Beach Brands Holding Company
4421 Waterfront Drive
Glen Allen, Virginia 23060



4421 Waterfront Drive, Glen Allen, VA 23060
hamiltonbeachbrands.com